                              14,575.469 UNITS OF


                        DEAN WITTER CORNERSTONE FUND II
                        DEAN WITTER CORNERSTONE FUND III
                        DEAN WITTER CORNERSTONE FUND IV
                            ------------------------
                                   SUPPLEMENT
                                 TO PROSPECTUS
                             DATED AUGUST 28, 1996

YOU SHOULD READ THIS SUPPLEMENT TOGETHER WITH THE PROSPECTUS DATED AUGUST 28, 1996. ALL CAPITALIZED TERMS USED AND NOT OTHERWISE DEFINED IN THIS SUPPLEMENT HAVE THE SAME MEANINGS AS USED IN THE PROSPECTUS. ALL PAGE AND SECTION REFERENCES IN THIS SUPPLEMENT RELATE TO THE PROSPECTUS, EXCEPT REFERENCES TO PAGES PRECEDED BY "S-," WHICH RELATE TO THIS SUPPLEMENT.

                               EXCHANGE PRIVILEGE

You may redeem Units in any Cornerstone Fund and with the proceeds from the redemption you may purchase Units of one or more of the other Cornerstone Funds. The price you pay will equal 100% of the Net Asset Value per Unit on the date of purchase. You may only effect an Exchange as of the last day of a calendar month upon at least 15 days prior written notice to the General Partner.

                                   THE RISKS

THESE ARE SPECULATIVE SECURITIES. YOU COULD LOSE ALL OR SUBSTANTIALLY ALL OF YOUR INVESTMENT IN THE PARTNERSHIPS. READ THE PROSPECTUS AND THIS SUPPLEMENT BEFORE YOU DECIDE TO EFFECT AN EXHANGE. SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THE PROSPECTUS.

     * The performance of each Partnership has been volatile and the Net Asset Value per Unit for each Partnership may fluctuate significantly.

     * There is no secondary market for Units and you may only redeem your Units on the last day of any calendar month upon at least 15 days prior written notice to the General Partner.

     * In order for each Partnership to cover its expenses, each Partnership must earn annual net Trading Profits (after taking into account estimated interest income, based on current rates of 4.25%) of the following percentages of average annual Net Assets:

              Cornerstone II....................    6.90%
              Cornerstone III...................    7.60%
              Cornerstone IV....................    4.03%

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN ANY ONE OF THESE POOLS NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.
                            ------------------------

                           MORGAN STANLEY DEAN WITTER


                           DEAN WITTER REYNOLDS INC.
                  THE DATE OF THIS SUPPLEMENT IS MAY 14, 1999.

                               TABLE OF CONTENTS

                                                                            PAGE

Risk Factors............................................................... S-1
  Potential Inability to Trade or Report Results Because of Year 2000
    Problems............................................................... S-1
  Euro Conversion Limits a Trading Manager's Ability to Trade Certain
    Individual Currencies and Could Result in Trading Losses............... S-1
The Cornerstone Funds...................................................... S-2
Selected Financial Data.................................................... S-5
Management's Discussion and Analysis of Financial Condition and Results of
  Operations............................................................... S-7
Quantitative and Qualitative Disclosures About Market Risk................. S-11
Description of Charges to Each Partnership................................. S-18
Capitalization............................................................. S-20
The Trading Managers....................................................... S-20
The General Partner........................................................ S-32
The Commodity Brokers...................................................... S-34
Certain Litigation......................................................... S-36
Plan of Distribution and Exchange Procedure................................ S-37
Material Federal Income Tax Considerations................................. S-37
Experts.................................................................... S-38
Independent Auditors' Report to the Limited Partners and
    the General Partner.................................................... S-39
  Statements of Financial Condition and Statements of Operations........... S-40
  Statements of Changes in Partners' Capital............................... S-43
  Statements of Cash Flows................................................. S-44
  Notes to Financial Statements............................................ S-46
Independent Auditors' Report to the Board of Directors of Demeter.......... S-53
  Statements of Financial Condition........................................ S-54
  Notes to Statements of Financial Condition............................... S-55
Amended Annex A-Request for Exchange....................................... A-1

     YOU SHOULD REVIEW THE FOLLOWING INFORMATION WITH THE PROSPECTUS BECAUSE THE INFORMATION CONTAINED IN THIS SUPPLEMENT UPDATES AND REPLACES PORTIONS OF THE PROSPECTUS.

                                  RISK FACTORS

     THE FOLLOWING INFORMATION UPDATES AND SUPPLEMENTS THE INFORMATION UNDER "RISK FACTORS--RISKS RELATING TO THE PARTNERSHIPS" ON PAGES 12-13.

     POTENTIAL INABILITY TO TRADE OR REPORT RESULTS BECAUSE OF YEAR 2000 PROBLEMS. Commodity pools, like financial and business organizations and individuals around the world, depend on the smooth functioning of computer systems. Many computer systems in use today cannot recognize the computer code for the year 2000, but revert to 1900 or some other date. This is commonly known as the "Year 2000 Problem." The Partnerships could be adversely affected if computer systems used by them or any third party with whom they have a material relationship do not properly process and calculate date-related information and data concerning dates on or after January 1, 2000. Such a failure could adversely affect the handling or determination of futures trades and prices and other services.

     Morgan Stanley Dean Witter & Co. ("MSDW"), the parent of the General Partner, began its planning for the Year 2000 Problem in 1995, and currently has several hundred employees working on the matter. It has developed its own Year 2000 compliance plan to deal with the problem and had the plan approved by the company's executive management, Board of Directors and Information Technology Department. The General Partner is co-ordinating with MSDW to address the Year 2000 Problem with respect to the General Partner's computer systems. This includes hardware and software upgrades, systems consulting and computer maintenance.

     Beyond the challenge facing internal computer systems, the systems failure of any of the third parties with whom the Partnerships have a material relationship--the futures exchanges and clearing organizations through which they trade, Carr Futures, Inc. ("CFI"), the Partnerships' clearing commodity broker (see "The Commodity Brokers" in this Supplement), and their respective Trading Managers--could result in a material financial risk to the Partnerships. All US futures exchanges are subject to monitoring by the CFTC of their Year 2000 preparedness and the major foreign futures exchanges are also expected to be subject to market-wide testing of their Year 2000 compliance during 1999. The General Partner intends to monitor the progress of CFI and each Trading Manager throughout 1999 in their Year 2000 compliance and, where applicable, to test its external interface with CFI and the Trading Managers.

     A worst case scenario would be one in which trading of contracts on behalf of the Partnerships becomes impossible as a result of the Year 2000 Problem encountered by any third parties. A less catastrophic but more likely scenario would be one in which trading opportunities diminish as a result of technical problems, resulting in illiquidity and fewer opportunities to make profitable trades. MSDW has begun developing various "contingency plans" in the event that the systems of such third parties fail. The General Partner intends to consult closely with MSDW in implementing those plans. Despite the best efforts of both the General Partner and MSDW, however, it is possible that those steps will not be sufficient to avoid any adverse impact to the Partnerships.

     THE FOLLOWING UPDATES AND SUPPLEMENTS THE INFORMATION UNDER "RISK FACTORS--RISKS RELATING TO THE TRADING MANAGERS" ON PAGES 13-15.

     EURO CONVERSION LIMITS A TRADING MANAGER'S ABILITY TO TRADE CERTAIN INDIVIDUAL CURRENCIES AND COULD RESULT IN TRADING LOSSES. On January 1, 1999, eleven countries in the European Union established fixed conversion rates on their existing sovereign currencies and converted to a common single currency (the "euro"). During a three-year transition period, the sovereign currencies will continue to exist but only as a fixed denomination of the euro. Conversion to the euro prevents each Trading Manager from trading in certain currencies and thereby limits their ability to take advantage of potential market opportunities that previously existed when separate currencies were available to trade. This could adversely affect the performance results of the Partnerships.

                             THE CORNERSTONE FUNDS

     THE FOLLOWING INFORMATION UPDATES AND REPLACES THE FIRST THROUGH FIFTH PARAGRAPHS UNDER "THE CORNERSTONE FUNDS--THE OFFERING OF UNITS" ON PAGE 19.


     In January 1985, Cornerstone II and III commenced their Continuing Offering of unsold Units and in May 1987, Cornerstone IV joined that Continuing Offering. Capital contributions from the sale of Units have been accepted by the Partnerships at the 172 Monthly Closings held through May 1, 1999.



     Units in each Cornerstone Fund are only available pursuant to an Exchange as of the last day of each month. As of May 1, 1999, there were 14,575.469 Units remaining available for Exchange. Following is a summary of certain information relating to the Exchange of Units in each Partnership since its commencement of operations through May 1, 1999:


                                                CORNERSTONE II       CORNERSTONE III       CORNERSTONE IV
                                                --------------       ---------------       --------------
Units sold/exchanged.....................          41,706.006           74,405.186           100,633.696
Net proceeds received....................        $ 65,653,270         $137,132,762          $168,060,778
Net Assets...............................        $ 31,175,172         $ 38,035,480          $114,033,289
Net Asset Value per Unit.................        $   4,282.86         $   3,193.09          $   4,823.92
General Partner contributions............        $    685,975         $  1,037,606          $  2,047,422
Units of General Partnership Interest....             117.400              142.103               268.889
Number of Limited Partners...............               2,638                4,525                 7,757

     THE FOLLOWING INFORMATION UPDATES AND REPLACES THE PERFORMANCE INFORMATION CONTAINED ON PAGES 20-23. THE FOOTNOTES ON PAGE 24 ARE AN INTEGRAL PART OF THE FOLLOWING TABLES.

PERFORMANCE RECORDS

Performance of Cornerstone II


     Capsule I sets forth the actual performance record of Cornerstone II from January 1, 1994 through April 30, 1999. As of the date of this Supplement, all funds received at Monthly Closings are being allocated approximately two-thirds to John W. Henry & Company, Inc. and approximately one-third to Northfield Trading L.P., and the funds allocated to JWH are allocated to its Original Investment Program, Global Diversified Portfolio, and International Foreign Exchange Program. In the future, allocations and/or reallocations may be made among such systems and/or additional systems. See "The Trading Managers--Dean Witter Cornerstone Fund II."


Performance of Cornerstone III


     Capsule II sets forth the actual performance record of Cornerstone III from January 1, 1994 through April 30, 1999. As of the date of this Supplement, all funds received at Monthly Closings are being allocated approximately one-half to Sunrise Capital Management, Inc., and approximately one-quarter each to Welton Investment Corporation and Abraham Trading Company. See "The Trading Managers--Dean Witter Cornerstone Fund III."


Performance of Cornerstone IV


     Capsule III sets forth the actual performance record of Cornerstone IV from January 1, 1994 through April 30, 1999. Since the commencement of trading on May 1, 1987, Cornerstone IV's trading has been directed by its two initial Trading Managers, JWH and Sunrise. As of the date of this Supplement, all funds received by Cornerstone IV at Monthly Closings are being allocated equally between its Trading Managers. See "The Trading Managers--Dean Witter Cornerstone Fund IV."

                               ------------------

     Investors are cautioned that the information set forth in each capsule performance summary is not indicative of, and has no bearing on, any trading results which may be attained by the Partnerships in the future, since past results are not a guarantee of future results. The Partnerships cannot assure investors that profits will be made or that they will be able to avoid incurring substantial losses. Investors should also note that interest income may constitute a significant portion of a commodity pool's total income and, in certain instances, may generate profits where there have been realized or unrealized losses from commodity trading.

                                                                       CAPSULE I
                         PERFORMANCE OF CORNERSTONE II

                              Type of Pool:  Publicly-Offered Pool
                      Inception of Trading:  January 1985
                   Aggregate Subscriptions:  $65,653,270
                    Current Capitalization:  $31,164,558
          Current Net Asset Value per Unit:  $4,282.86
            Worst Monthly Percent Drawdown:  (11.74)% (9/89)
            Worst Month-end Peak-to-Valley:  (32.70)% (16 months, 7/88-10/89)
         Cumulative Return Since Inception:  339.27%

                                                           MONTHLY PERFORMANCE
                                   --------------------------------------------------------------------
              MONTH                   1999        1998        1997        1996        1995        1994
              -----                   ----        ----        ----        ----        ----        ----
                                      %            %           %           %           %           %
January..........................     (4.14)      (1.75)       3.58        1.98       (2.85)      (3.17)
February.........................      2.03       (0.93)       2.67       (6.13)      10.88        0.12
March............................     (0.25)      (1.49)       1.51        0.07       13.73        3.16
April............................      4.72       (2.92)      (0.53)       4.76        4.18       (2.59)
May..............................                  4.49       (0.95)      (3.14)      (0.37)       3.84
June.............................                  6.57       (2.46)       2.60       (0.29)       2.50
July.............................                 (0.64)       4.83       (4.06)      (3.82)      (3.86)
August...........................                  6.79        0.00       (3.28)      (0.46)      (4.70)
September........................                  0.96       (1.13)       5.37       (2.52)       0.77
October..........................                  1.47        2.47       10.42       (0.40)      (5.31)
November.........................                 (4.85)       1.71        5.53        3.20        3.35
December.........................                  4.97        5.33       (1.90)       4.00       (2.80)
Compound Annual/Period Rate of
  Return.........................      2.17       12.54       18.05       11.47       26.50       (8.93)

                   Aggregate Subscriptions:  $137,132,762
                    Current Capitalization:  $38,035,480
          Current Net Asset Value per Unit:  $3,193.09
            Worst Monthly Percent Drawdown:  (18.28)% (2/89)
            Worst Month-end Peak-to-Valley:  (32.35)% (9 months, 2/89-10/89)
         Cumulative Return Since Inception:  227.50%

                                                           MONTHLY PERFORMANCE
                                   --------------------------------------------------------------------
              MONTH                   1999        1998        1997        1996        1995        1994
              -----                   ----        ----        ----        ----        ----        ----
                                      %            %           %           %           %           %
January..........................     (4.26)      (0.95)       3.12        2.09       (7.31)     (10.58)
February.........................      2.31        4.08        6.63      (15.04)       1.88       (3.06)
March............................     (3.83)       2.70       (1.31)      (0.93)      12.40        4.47
April............................      3.76       (2.63)      (1.60)       9.35        2.44       (3.23)
May..............................                  1.40        1.81       (5.33)       4.24        3.78
June.............................                  0.75        1.11        1.95        0.10        5.60
July.............................                 (1.31)       7.33       (3.95)      (4.17)      (3.86)
August...........................                  9.93       (6.45)      (1.06)       1.89       (6.49)
September........................                  1.44        0.64        4.17        0.63        3.82
October..........................                 (5.74)      (4.50)      13.53       (1.66)       4.08
November.........................                 (1.59)       1.52        5.14        6.35        0.09
December.........................                  1.51        2.37        1.01        9.37       (3.68)
Compound Annual/Period Rate of
  Return.........................     (2.26)       9.13       10.24        8.24       27.50      (10.04)

                   Aggregate Subscriptions:  $168,060,778
                    Current Capitalization:  $114,033,289
          Current Net Asset Value per Unit:  $4,823.92
            Worst Monthly Percent Drawdown:  (21.04)% (9/89)
            Worst Month-end Peak-to-Valley:  (45.21)% (3 months, 7/89-9/89)
         Cumulative Return Since Inception:  394.76%

                                                           MONTHLY PERFORMANCE
                                   --------------------------------------------------------------------
              MONTH                   1999        1998        1997        1996        1995        1994
              -----                   ----        ----        ----        ----        ----        ----
                                      %            %           %           %           %           %
January..........................     (2.37)      (1.58)       5.34        3.19       (7.65)      (1.12)
February.........................      0.84       (3.16)       6.55       (5.78)       6.27       (2.75)
March............................      2.23        2.51        1.45        2.80       27.02        0.29
April............................      1.19       (3.44)       1.23        2.97        2.39       (3.19)
May..............................                  4.89       (5.54)       1.19       (4.83)      (3.65)
June.............................                 11.31        1.36       (0.23)      (0.62)       6.72
July.............................                  0.37        8.45       (3.51)      (1.06)      (4.21)
August...........................                  0.78        2.68       (2.69)       5.49       (3.57)
September........................                 (3.11)       0.45        0.32       (0.06)       1.66
October..........................                  4.86        3.12        8.80        0.74        4.93
November.........................                 (4.24)       4.15        4.25       (2.57)      (6.82)
December.........................                 (1.49)       4.38        1.76       (0.52)      (2.73)
Compound Annual/Period Rate of
  Return.........................      1.84        6.80       38.41       12.97       22.96      (14.27)

                                                     DEAN WITTER CORNERSTONE FUND II
                                   -------------------------------------------------------------------
                                                    FOR THE YEARS ENDED DECEMBER 31,
                                   -------------------------------------------------------------------
                                      1998          1997          1996          1995          1994
                                      ----          ----          ----          ----          ----
                                        $             $             $             $             $
REVENUES
Realized                             5,592,885     6,363,803     7,321,679    11,081,716      (878,688)
Net change in unrealized                52,473       687,245    (2,051,673)     (947,973)      556,567
                                   -----------   -----------   -----------   -----------   -----------
Total Trading Results                5,645,358     7,051,048     5,270,006    10,133,743      (322,121)
Interest income (DWR)                1,180,971     1,228,298     1,179,784     1,471,022     1,153,003
                                   -----------   -----------   -----------   -----------   -----------
Total Revenues                       6,826,329     8,279,346     6,449,790    11,604,765       830,882
                                   -----------   -----------   -----------   -----------   -----------
EXPENSES
Brokerage commissions (DWR)          1,401,238     1,383,112     1,719,932     1,864,093     2,336,047
Management fees                      1,224,365     1,159,248     1,167,223     1,307,872     1,346,905
Incentive fees                         426,277       650,800       329,590       381,720       --
Transaction fees and costs             133,569       128,692       170,971       160,238       194,384
Common administrative expenses          44,337        41,330        14,612         8,183        49,101
                                   -----------   -----------   -----------   -----------   -----------
Total Expenses                       3,229,786     3,363,182     3,402,328     3,722,106     3,926,437
                                   -----------   -----------   -----------   -----------   -----------
NET INCOME (LOSS)                    3,596,543     4,916,164     3,047,462     7,882,659    (3,095,555)
                                   -----------   -----------   -----------   -----------   -----------
                                   -----------   -----------   -----------   -----------   -----------
NET INCOME (LOSS) PER UNIT
  FOR PERIOD
Limited Partners                        467.12        569.56        324.71        592.90       (219.47)
General Partner                         467.12        569.56        324.71        592.90       (219.47)
TOTAL ASSETS AT END OF
  PERIOD                            32,113,096    31,431,023    30,046,842    31,558,306    32,062,117
TOTAL NET ASSETS AT END OF
  PERIOD                            31,396,729    30,487,741    29,046,170    30,828,888    31,372,002
NET ASSET VALUE PER UNIT AT
  END OF PERIOD
Limited Partners                      4,192.04      3,724.92      3,155.36      2,830.65      2,237.75
General Partner                       4,192.04      3,724.92      3,155.36      2,830.65      2,237.75

                                                    DEAN WITTER CORNERSTONE FUND III
                                   -------------------------------------------------------------------
                                                    FOR THE YEARS ENDED DECEMBER 31,
                                   -------------------------------------------------------------------
                                      1998          1997          1996          1995          1994
                                      ----          ----          ----          ----          ----
                                        $             $             $             $             $
REVENUES
Trading Profit (loss):
Realized                             5,912,923     7,439,669     8,925,181    14,260,042       913,869
Net change in unrealized               164,515      (642,508)   (2,997,491)      561,437    (1,350,056)
                                   -----------   -----------   -----------   -----------   -----------
Total Trading Results                6,077,438     6,797,161     5,927,690    14,821,479      (436,187)
Interest income (DWR)                1,640,345     1,786,271     1,657,400     2,061,461     1,744,148
                                   -----------   -----------   -----------   -----------   -----------
Total Revenues                       7,717,783     8,583,432     7,585,090    16,882,940     1,307,961
                                   -----------   -----------   -----------   -----------   -----------
EXPENSES
Brokerage commissions (DWR)          2,088,096     2,294,914     2,772,496     3,499,743     4,417,718
Management fees                      1,682,394     1,728,062     1,629,715     1,828,013     2,014,028
Transaction fees and costs             212,795       229,570       379,973       502,332       434,287
Common administrative expenses          76,892        69,344        24,702        21,158       122,423
                                   -----------   -----------   -----------   -----------   -----------
Total Expenses                       4,060,177     4,321,890     4,806,886     5,851,246     6,988,456
                                   -----------   -----------   -----------   -----------   -----------
NET INCOME (LOSS)                    3,657,606     4,261,542     2,778,204    11,031,694    (5,680,495)
                                   -----------   -----------   -----------   -----------   -----------
                                   -----------   -----------   -----------   -----------   -----------
NET INCOME (LOSS) PER UNIT FOR
  PERIOD
Limited Partners                        273.45        278.01        206.83        541.04       (219.67)
General Partner                         273.45        278.01        206.83        541.04       (219.67)
TOTAL ASSETS AT END OF PERIOD       40,759,850    41,782,326    43,137,470    48,156,795    48,308,274
TOTAL NET ASSETS AT END OF PERIOD   40,299,819    41,114,374    42,035,358    46,949,674    47,002,453
NET ASSET VALUE PER UNIT AT END
  OF PERIOD
Limited Partners                      3,266.97      2,993.52      2,715.51      2,508.68      1,967.64
General Partner                       3,266.97      2,993.52      2,715.51      2,508.68      1,967.64

                                                     DEAN WITTER CORNERSTONE FUND IV
                                   -------------------------------------------------------------------
                                                    FOR THE YEARS ENDED DECEMBER 31,
                                   -------------------------------------------------------------------
                                      1998          1997          1996          1995          1994
                                      ----          ----          ----          ----          ----
                                        $             $             $             $             $
REVENUES
Trading Profit (loss):
Realized                            15,855,401    42,691,318    10,304,825    27,041,974   (10,447,878)
Net change in unrealized            (4,642,364)   (3,515,408)    5,260,377      (198,148)   (1,726,877)
                                   -----------   -----------   -----------   -----------   -----------
Total Trading Results               11,213,037    39,175,910    15,565,202    26,843,826   (12,174,755)
Interest income (DWR)                4,462,904     4,200,571     3,924,420     4,912,698     4,129,344
                                   -----------   -----------   -----------   -----------   -----------
Total Revenues                      15,675,941    43,376,481    19,489,622    31,756,524    (8,045,411)
                                   -----------   -----------   -----------   -----------   -----------
EXPENSES
Management fees                      4,817,623     4,287,974     3,904,737     4,575,372     4,952,206
Brokerage commissions (DWR)          2,170,551     2,656,715     3,781,486     2,776,225     5,336,659
Common administrative expenses         147,731       134,041        47,685        39,890       228,633
Transaction fees and costs             114,925       171,578       222,993       168,718       339,083
Incentive fees                         594,331     1,594,371       --            --              7,659
                                   -----------   -----------   -----------   -----------   -----------
Total Expenses                       7,845,161     8,844,679     7,956,901     7,560,205    10,864,240
                                   -----------   -----------   -----------   -----------   -----------
NET INCOME (LOSS)                    7,830,780    34,531,802    11,532,721    24,196,319   (18,909,651)
                                   -----------   -----------   -----------   -----------   -----------
                                   -----------   -----------   -----------   -----------   -----------
NET INCOME (LOSS) PER UNIT FOR
  PERIOD
Limited Partners                        301.39      1,230.81        367.93        529.66       (383.89)
General Partner                         301.39      1,230.81        367.93        529.66       (383.89)
TOTAL ASSETS AT END OF PERIOD      117,323,711   121,378,550    97,292,310   105,362,851   112,210,624
TOTAL NET ASSETS AT END OF PERIOD  115,241,099   118,409,744    95,496,244   103,667,011   109,892,266
NET ASSET VALUE PER UNIT AT END
  OF PERIOD
Limited Partners                      4,736.86      4,435.47      3,204.66      2,836.73      2,307.07
General Partner                       4,736.86      4,435.47      3,204.66      2,836.73      2,307.07

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     THE FOLLOWING INFORMATION REPLACES THE FIRST PARAGRAPH UNDER "LIQUIDITY" ON PAGE 26.

     Liquidity. The assets of each Partnership are deposited with DWR as non-clearing broker and with CFI as clearing broker (see "The Commodity Brokers" beginning on page S-35) in separate futures interest trading accounts established for each Trading Manager and are used by each Partnership as margin to engage in trading. The assets will either be invested together with other customer segregated and secured funds or will be held in non-interest bearing bank accounts. See "Investment Program, Use of Proceeds and Trading Policies." Each Partnership's assets held by DWR and CFI may be used as margin solely for such Partnership's trading. Since each Partnership's sole purpose is to trade in commodity interests, it is expected that each Partnership will continue to own liquid assets for margin purposes.

     THE FOLLOWING INFORMATION UPDATES AND SUPPLEMENTS THE INFORMATION UNDER THE SUBCAPTION "RESULTS OF OPERATIONS" ON PAGES 26-34.

CORNERSTONE II

     Results of Operations for 1996. Cornerstone II posted gains for the year primarily by taking advantage of price trends in the financial futures, currency and energy markets during the months of September through November. Additional gains were recorded in the currency markets during the second quarter. These profits contributed to the Partnership's overall gains in 1996, and more than offset certain losses incurred as a result of trend reversals and choppy price movement earlier in the year.

     For the year ended December 31, 1996, the Partnership's total trading revenues, including interest income, were $6,449,790. The Partnership's total expenses for the year were $3,402,328, resulting in net income of $3,047,462. The Net Asset Value of a Unit increased from $2,830.65 at December 31, 1995 to $3,155.36 at December 31, 1996.

     Results of Operations for 1997. Cornerstone II experienced a profitable year in 1997, as the Partnership recorded gains resulting from strong price trends in the currency markets. The strengthening in the value of the U.S. dollar relative to the Japanese yen and German mark early in the year, as well as versus the Japanese yen and most Pacific Rim currencies during the fourth quarter, largely contributed to the Partnership's overall success. Additional profits were recorded during July from long global interest rate futures positions as prices in these markets made a strong upward move.

     For the year ended December 31, 1997, the Partnership's total trading revenues, including interest income, were $8,279,346. The Partnership's total expenses for the year were $3,363,182, resulting in net income of $4,916,164. The Net Asset Value of a Unit increased from $3,155.36 at December 31, 1996 to $3,724.92 at December 31, 1997.

     Results of Operations for 1998. Cornerstone II recorded its fourth consecutive year of double-digit returns, with the most significant gains being recorded from long global bond futures positions. Profits were recorded from a "flight-to-quality" during the third quarter as stock prices plunged and uncertainty plagued the global economic community. The Partnership also profited in the interest rate futures markets during December from short positions in Japanese government bond futures as prices declined sharply following a spike higher in Japanese interest rates. Additional profits were recorded during July from short futures positions in crude oil as prices fell on speculation that further production cuts would not occur. Trading in currencies was also profitable for the Partnership, as gains were recorded from short positions in the South African rand during June due to a devaluation in that nation's currency versus the U.S. dollar and from long Japanese yen positions during October as the yen's value strengthened amid optimism for economic reform in Japan.

     For the year ended December 31, 1998, the Partnership's total trading revenues, including interest income, were $6,826,329. Total expenses for the period were $3,229,786, resulting in net income of $3,596,543. The Net Asset Value of a Unit increased from $3,724.92 at December 31, 1997 to $4,192.04 at December 31, 1998.


     To enhance the foregoing comparison of results of operations from year to year, prospective investors can examine, line by line, the Partnership's Statement of Operations and Statements of Financial Condition.



     Interest income to the Partnership is derived from 80% of its average daily Net Assets earning interest at a rate equal to the average yield on 13-week U.S. Treasury bills. The size of the assets and the fluctuation of interest rates affect the resulting interest income totals for each year. During 1998, a decrease in the rates on U.S. Treasury bills resulted in a decrease in interest income to the Partnership.


     In regard to expenses of the Partnership, brokerage commissions and transaction fees and costs charged fluctuate based on the volume of trading by the Partnership's Trading Managers. These expenses increased in the aggregate in 1998 as a result of the presence of fewer long-term price trends in futures markets in which the Partnerships' Trading Managers concentrate their participation.

     Management fees are charged at a 4% annual rate of Net Assets and fluctuate based only on the size of the Partnership's Net Assets. These fees increased in 1998 as a result of an increase in the average Net Assets of the Partnership. Incentive fees are only paid on an annual basis or on any redeemed Units on a monthly basis if the Partnership is profitable on a cumulative basis since the last annual period for which incentive fees were paid. Incentive fees were paid in 1998.


     Common administrative expenses are primarily legal, accounting, auditing, printing, and distribution costs. These expenses increased during 1998 as a result of increased audit and tax fees and increased printing expenses.


CORNERSTONE III

     Results of Operations for 1996. Cornerstone III recorded net profits during 1996, due primarily to the strong trends experienced in the currency, energy and financial futures markets during the months of September through November. The Partnership recorded additional gains in commodities and currencies during the second quarter, which helped mitigate the losses experienced in the beginning of the year from trend reversals and choppy price movements.

     For the year ended December 31, 1996, the Partnership's total trading revenues, including interest income, were $7,585,090. The Partnership's total expenses for the year were $4,806,886, resulting in net income of $2,778,204. The Net Asset Value of a Unit increased from $2,508.68 at December 31, 1995 to $2,715.51 at December 31, 1996.

     Result of Operations for 1997. Cornerstone III experienced a profitable year in 1997, due primarily to participation in strong price trends in the currency and agricultural markets during January and February, and in the financial futures markets during July. These gains, coupled with smaller profits from short gold futures positions as gold prices declined late in the year, helped to mitigate the losses experienced from trend reversals and choppy price movements in global interest rate futures and currencies during August and October.

     For the year ended December 31, 1997, the Partnership's total trading revenues, including interest income, were $8,583,432. The Partnership's total expenses for the year were $4,321,890, resulting in net income of $4,261,542. The Net Asset Value of a Unit increased from $2,715.51 at December 31, 1996 to $2,993.52 at December 31, 1997.

     Results of Operations for 1998. Cornerstone III experienced a profitable year in 1998, with the majority of the gains being recorded in the global financial futures markets. In global interest rate futures, profits were recorded early in the year from long positions in Japanese government bonds as prices moved steadily higher in reaction to declining interest rates in Japan. Later in the year, profits were recorded in this same market from short positions as prices moved lower following a sharp spike higher in Japanese bond yields during December. Additional gains were recorded from long positions in European and U.S. bond futures as prices were pushed higher in a "flight-to-quality" during the third quarter. Gains were also recorded from long positions in U.S. and European stock index futures as equity prices reached record levels during the first half of 1998.

     For the year ended December 31, 1998, the Partnership's total trading revenues, including interest income, were $7,717,783. Total expenses for the period were $4,060,177, resulting in net income of $3,657,606. The Net Asset Value of a Unit increased from $2,993.52 at December 31, 1997 to $3,266.97 at December 31, 1998.


     To enhance the foregoing comparison of results of operations from year to year, prospective investors can examine, line by line, the Partnership's Statement of Operations and Statements of Financial Condition.



     Interest income to the Partnership is derived from 80% of its average daily Net Assets earning interest at a rate equal to the average yield on 13-week U.S. Treasury bills. The size of the assets and the fluctuation of interest rates affect the resulting interest income totals for each year. During 1998, a decrease in the rates on U.S. Treasury bills and in Net Assets resulted in a decrease in interest income to the Partnership.


     In regard to expenses of the Partnership, brokerage commissions and transaction fees and costs charged fluctuate based on the volume of trading by the Partnership's Trading Managers. These expenses declined in the aggregate in 1998 as a result of the presence of more long-term price trends in futures markets in which the Partnership's Trading Managers concentrate their participation.

     Management fees are charged at a 4% annual rate of Net Assets and fluctuate based only on the size of the Partnership's Net Assets. Management fees decreased in 1998 as a result of a decrease in the average Net Assets of the Partnership. Incentive fees are only paid on an annual basis or on any redeemed Units on a monthly basis if the Partnership is profitable on a cumulative basis since the last annual period for which incentive fees were paid. Incentive fees were not paid in 1998.


     Common administrative expenses are primarily legal, accounting, auditing, printing, and distribution costs. These expenses increased in 1998 as a result of increased audit and tax fees and increased printing expenses.


CORNERSTONE IV

     Results of Operations for 1996. Cornerstone IV experienced a profitable year in 1996, due primarily to gains recorded during the fourth quarter. The Partnership profited from a sustained upward trend in the value of the British pound during the months of October through November and a steady decline in the value of both the Japanese yen and the Swiss Franc relative to the U.S. dollar during the fourth quarter. These gains more than offset losses recorded from sharp trend reversals and choppy price movement during the first nine months of the year.

     For the year ended December 31, 1996, the Partnership's total trading revenues, including interest income, were $19,489,622. The Partnership's total expenses for the year were $7,956,901, resulting in net income of $11,532,721. The Net Asset Value of a Unit increased from $2,836.73 at December 31, 1995 to $3,204.66 at December 31, 1996.

     Results of Operations for 1997. Cornerstone IV recorded strong profits during 1997, due primarily to a strengthening in the value of the U.S. dollar relative to most major world currencies throughout the year. The most significant gains were recorded from short positions in the Japanese yen during January and February. Additional profits were recorded during July as the value of the U.S. dollar increased versus most European and Pacific Rim currencies. November and December also proved to be profitable months for the Partnership as short positions in the Japanese yen and other Pacific Rim currencies experienced gains in the wake of the Asian currency crisis.

     For the year ended December 31, 1997, the Partnership's total trading revenues, including interest income, were $43,376,481. The Partnership's total expenses for the year were $8,844,679, resulting in net income of $34,531,802. The Net Asset Value of a Unit increased from $3,204.66 at December 31, 1996 to $4,435.47 at December 31, 1997.

     Results of Operations for 1998. Cornerstone IV profited during 1998 due primarily to significant gains in the second quarter from short South African rand positions as the rand was devalued versus the U.S. dollar on concerns regarding the South African economy. Additional gains were recorded from short positions in the rand during August as the concerns regarding the economies of emerging countries continued due to the collapse of the Russian ruble. Smaller profits were recorded during the fourth quarter from long Japanese yen positions as the yen's value strengthened versus the U.S. dollar amid optimism regarding the financial crisis in Japan.

     For the year ended December 31, 1998, the Partnership's total trading revenues, including interest income, were $15,675,941. Total expenses for the period were $7,845,161, resulting in net income of $7,830,780. The Net Asset Value of a Unit increased from $4,435.47 at December 31, 1997 to $4,736.86 at December 31, 1998.


     To enhance the foregoing comparisons of results of operations from year to year, prospective investors can examine, line by line, the Partnership's Statements of Operations and Statements of Financial Condition.



     Interest income to the Partnership is derived from 80% of its average daily Net Assets earning interest at a rate equal to the average yield on 13-week U.S. Treasury bills. The size of the assets and the fluctuation of interest rates affect the resulting interest income totals for each year. During 1998, the interest income to the Partnership increased.


     In regard to expenses of the Partnership, brokerage commissions and transaction fees and costs charged fluctuate based on the volume of trading by the Partnership's Trading Managers. These expenses declined in the aggregate in 1998 as a result of the presence of more long-term price trends in futures markets in which the Partnership's Trading Managers concentrate their participation.

     Management fees are charged at a 4% annual rate of Net Assets and fluctuate based only on the size of the Partnership's Net Assets. Management fees increased in 1998 as a result of an increase in the average Net Assets of the Partnership. Incentive fees are only paid on an annual basis or on any redeemed Units on a monthly basis if the Partnership is profitable on a cumulative basis since the last annual period for which incentive fees were paid. Incentive fees were paid in 1998.


     Common administrative expenses are primarily legal, accounting, auditing, printing, and distribution costs. These expenses increased in 1998 as a result of increased audit and tax fees and increased printing expenses.



     Since the inception of trading in 1985 through April 30, 1999, the Net Asset Values per Unit of Cornerstone II and III have increased by 339.27% (a compound annualized return of 10.88%) and 227.50% (a compound annualized return of 8.63%), respectively. Since it began trading in 1987 through April 30, 1999, the Net Asset Value per Unit of Cornerstone IV has increased by 394.76% (a compound annualized return of 14.25%).


     THE FOLLOWING INFORMATION REPLACES THE FIRST FOUR PARAGRAPHS ON PAGE 35 UNDER "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--FINANCIAL INSTRUMENTS."

     There can be no assurance that a clearinghouse, exchange or other exchange member will meet its obligations to the Partnerships, and the Partnerships are not indemnified against a default by such parties from the General Partner or DWR. Further, the law is unclear as to whether a commodity broker has any obligation to protect its customers from loss in the event of an exchange, clearinghouse or other exchange member default on trades effected for the broker's customers; any such obligation on the part of the broker is even less clear when the default occurs in a non-US jurisdiction.

     The General Partner deals with the credit risks of the Partnerships in several ways. First, it monitors each Partnership's credit exposure to each exchange on a daily basis, calculating not only the amount of margin required for the Partnership but also the amount of its unrealized gains at each exchange, if any. The Commodity Brokers inform each Partnership, as with all their customers, of its net margin requirements for all its existing open positions, but do not break that net figure down, exchange by exchange. The General Partner, however, has installed a system which permits it to monitor each Partnership's potential margin liability, exchange by exchange. The General Partner is then able to monitor the individual Partnership's potential net credit exposure to each exchange by adding the unrealized trading gains on that exchange, if any, to the Partnership's margin liability for that exchange.

     Second, each Partnership's trading policies limit the amount of Partnership Net Assets that can be committed at any given time to futures contracts and require, in addition, a certain minimum amount of diversification in the Partnership's trading, usually over several different products. One of the aims of the trading policies has been to reduce the credit exposure of any Partnership to any single exchange and, historically, such Partnership exposure has typically amounted to only a small percentage of its total Net Assets. On those relatively few occasions where a Partnership's credit exposure may climb above that level, the General Partner deals with the situation on a case by case basis, carefully weighing whether the increased level of credit exposure remains appropriate.


     Third, the General Partner has secured, with respect to CFI acting as the clearing broker for the Partnerships, a guarantee by Credit Agricole Indosuez, CFI's parent, of the payment of the "net liquidating value" of the transactions (futures, options and forward contracts) in each Partnership's account. As of December 31, 1997, Credit Agricole Indosuez' total equity was $6.28 billion, and its senior unsecured debt is currently rated Aa2 by Moody's.


     See "Selected Financial Data" and "Independent Auditors' Report."

     Inflation has not been, and is not expected to be, a major factor in the Partnerships' operations.

     THE FOLLOWING SECTION IS TO BE INSERTED BEFORE "DESCRIPTION OF CHANGES TO EACH PARTNERSHIP" ON PAGE 37.

                    QUANTITATIVE AND QUALITATIVE DISCLOSURES
                               ABOUT MARKET RISK
INTRODUCTION

     Each Partnership is a commodity pool engaged primarily in the speculative trading of commodity interests. The market sensitive instruments held by each Partnership are acquired solely for speculative trading purposes and, as a result, all or substantially all of each Partnership's assets are subject to the risk of trading loss. Unlike an operating company, the risk of market sensitive instruments is integral, not incidental, to each Partnership's primary business activities.

     The commodity interests traded by each Partnership involve varying degrees of related market risk. Such market risk is often dependent upon changes in the level or volatility of interest rates, exchange rates, and/or market values of financial instruments and commodities.

Fluctuations in related market risk based upon the aforementioned factors result in frequent changes in the fair value of each Partnership's open positions, and, consequently, in its earnings and cash flow.

     Each Partnership's total market risk is influenced by a wide variety of factors, including the diversification effects among the Partnership's existing open positions, the volatility present within the market(s) and the liquidity of the market(s). At varying times, each of these factors may act to exacerbate or mute the market risk associated with each Partnership.

     Each Partnership's past performance is not necessarily indicative of its future results. Any attempt at quantifying a Partnership's market risk must be qualified by the inherent uncertainty of its speculative trading, which may cause future losses and volatility (i.e., "risk of ruin") far in excess of such Partnership's experience to date and/or any reasonable expectation premised upon historical changes in the fair value of its market sensitive instruments.

QUANTIFYING THE PARTNERSHIP'S TRADING VALUE AT RISK

     The following quantitative disclosures regarding each Partnership's market risk exposures contain "forward-looking statements" within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). All quantitative disclosures in this section are deemed to be forward-looking statements for purposes of the safe harbor, except for statements of historical fact.

     Each Partnership accounts for open positions on the basis of mark-to-market accounting principles. As such, any loss in the fair value of a Partnership's open positions is directly reflected in such Partnership's earnings, whether realized or unrealized, and such Partnership's cash flow, as profits and losses on open positions of exchange-traded commodity interests are settled daily through variation margin.

     Each Partnership's risk exposure in the various market sectors traded by the Trading Managers is estimated below in terms of Value at Risk ("VaR"). The VaR model employed by each Partnership incorporates numerous variables that could impact the fair value of such Partnership's trading portfolio. Each Partnership estimates VaR using a model based on historical simulation with a confidence level of 99%. Historical simulation involves constructing a distribution of hypothetical daily changes in trading portfolio value. The VaR model generally takes into account linear exposures to price and interest rate risk. Market risks that are incorporated in the VaR model include equity and commodity prices, interest rates, foreign exchange rates, as well as correlation that exists among these variables. The hypothetical changes in portfolio value are based on daily observed percentage changes in key market indices or other market factors ("market risk factors") to which the portfolio is sensitive. In the case of each Partnership's VaR, the historical observation period is approximately four years. Each Partnership's one-day 99% VaR corresponds to the negative change in portfolio value that, based on observed market risk factor moves, would have been exceeded once in 100 trading days.

     VaR models such as each Partnership's are continually evolving as trading portfolios become more diverse and modeling techniques and systems capabilities improve. It must also be noted that the VaR model is used to quantify market risk for historic reporting purposes only and is not utilized by either the General Partner or the Trading Managers in their daily risk management activities.

EACH PARTNERSHIP'S VALUE AT RISK IN DIFFERENT MARKET SECTORS


     The following tables indicate the VaR associated with each Partnership's open positions as a percentage of total net assets by market risk category as of December 31, 1998.

CORNERSTONE II:

     As of December 31, 1998, the Partnership's total capitalization was approximately $31 million.

                      MARKET CATEGORY                            VAR
                      ---------------                            ---
Interest Rate...............................................    (0.87)%
Currency....................................................    (0.85)
Equity......................................................    (0.22)
Commodity...................................................    (0.61)
Aggregate Value at Risk.....................................    (1.34)%

CORNERSTONE III:

     As of December 31, 1998, the Partnership's total capitalization was approximately $40 million.

                      MARKET CATEGORY                            VAR
                      ---------------                            ---
Interest Rate...............................................    (1.32)%
Currency....................................................    (0.72)
Equity......................................................    (0.91)
Commodity...................................................    (0.73)
Aggregate Value at Risk.....................................    (1.61)%

CORNERSTONE IV:

     As of December 31, 1998, the Partnership's total capitalization was approximately $115 million.

                      MARKET CATEGORY                            VAR
                      ---------------                            ---
Currency....................................................    (0.79)%
Aggregate Value at Risk.....................................    (0.79)%

     Aggregate value at risk represents the aggregate VaR of each Partnership's open positions and not the sum of the VaR of the individual categories listed above. Aggregate VaR will be lower as it takes into account correlation among different positions and categories.

     The tables above represent the VaR of each Partnership's open positions at December 31, 1998 only and are not necessarily representative of either the historic or future risk of an investment in such Partnerships. As each Partnership's sole business is the speculative trading of primarily commodity interests, the composition of its portfolio of open positions can change significantly over any given time period or even within a single trading day. Such changes in open positions could materially impact market risk as measured by VaR either positively or negatively.


     The tables below supplement the year end VaR by presenting each Partnership's high, low and average VaR, as a percentage of total net assets for the four quarterly reporting periods from January 1, 1998 through December 31, 1998.


CORNERSTONE II

      PRIMARY MARKET RISK CATEGORY          HIGH           LOW          AVERAGE
      ----------------------------          ----           ---          -------
Interest Rate...........................    (1.21)%       (0.59)%        (0.96)%
Currency................................    (1.84)        (0.85)         (1.46)
Equity..................................    (0.41)        (0.22)         (0.29)
Commodity...............................    (0.80)        (0.58)         (0.68)
Aggregate Value at Risk.................    (2.39)%       (1.34)%        (1.83)%

CORNERSTONE III

      PRIMARY MARKET RISK CATEGORY          HIGH           LOW          AVERAGE
      ----------------------------          ----           ---          -------
Interest Rate...........................    (1.74)%       (0.63)%        (1.20)%
Currency................................    (1.75)        (0.72)         (1.09)
Equity..................................    (0.94)        (0.08)         (0.64)
Commodity...............................    (0.93)        (0.66)         (0.75)
Aggregate Value at Risk.................    (2.24)%       (1.61)%        (1.95)%

CORNERSTONE IV

      PRIMARY MARKET RISK CATEGORY          HIGH           LOW          AVERAGE
      ----------------------------          ----           ---          -------
Currency................................    (2.04)%       (0.79)%        (1.58)%
Aggregate Value at Risk.................    (2.04)%       (0.79)%        (1.58)%

LIMITATIONS ON VALUE AT RISK AS AN ASSESSMENT OF MARKET RISK

     The face value of the market sector instruments held by each Partnership is typically many times the applicable margin requirements, as such margin requirements generally range between 2% and 15% of contract face value. Additionally, due to the use of leverage, the face value of the market sector instruments held by each Partnership is typically many times the total capitalization of each such Partnership. The financial magnitude of a Partnership's open positions thus creates a "risk of ruin" not typically found in other investment vehicles. Due to the relative size of the positions held, certain market conditions may cause a Partnership to incur losses greatly in excess of VaR within a short period of time. The foregoing VaR tables, as well as the past performance of each Partnership, give no indication of such "risk of ruin."

     In addition, VaR risk measures should be interpreted in light of the methodology's limitations, which include the following: past changes in market risk factors will not always yield accurate predictions of the distributions and correlations of future market movements; changes in portfolio value in response to market movements may differ from the responses implicit in a VaR model; published VaR results reflect past trading positions while future risk depends on future positions; VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day; and the historical market risk factor data used for VaR estimation may provide only limited insight into losses that could be incurred under certain unusual market movements.


     The foregoing VaR tables present the results of each Partnership's VaR for each such Partnership's market risk exposures and on an aggregate basis at December 31, 1998 and for the end of quarter periods during calendar 1998. Since VaR is based on historical data, VaR should not be viewed as predictive of a Partnership's future financial performance or its ability to manage and monitor risk and there can be no assurance that a Partnership's actual losses on a particular day will not exceed the VaR amounts indicated or that such losses will not occur more than once in 100 trading days.


NON-TRADING RISK

     Each Partnership has non-trading market risk on its foreign cash balances not needed for margin. However, such balances, as well as any market risk they may represent, are immaterial. Each Partnership also maintains a substantial portion (approximately 87-98%) of its available assets in cash at DWR. A decline in short-term interest rates will result in a decline in a Partnership's cash management income. This cash flow risk is not considered material.

     Materiality, as used throughout this section, is based on an assessment of reasonably possible market movements and the potential losses caused by such movements, taking into account the leverage, optionality and multiplier features of a Partnership's market sensitive instruments.

QUALITATIVE DISCLOSURES REGARDING PRIMARY TRADING RISK EXPOSURES

     The following qualitative disclosures regarding each Partnership's market risk exposures -- except for (i) those disclosures that are statements of historical fact and (ii) the descriptions of how a Partnership manages its primary market risk exposures -- constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Each Partnership's primary market risk exposures as well as the strategies used and to be used by the General Partner and the Trading Managers for managing such exposures are subject to numerous uncertainties, contingencies and risks, any one of which could cause the actual results of each Partnership's risk controls to differ materially from the objectives of such strategies. Government interventions, defaults and expropriations, illiquid markets, the emergence of dominant fundamental factors, political upheavals, changes in historical price relationships, an influx of new market participants, increased regulation and many other factors could result in material losses as well as in material changes to the risk exposures and the risk management strategies of each Partnership. Investors must be prepared to lose all or substantially all of their investment in a Partnership.

CORNERSTONE II

     The following were the primary trading risk exposures of the Partnership as of December 31, 1998, by market sector. It may be anticipated, however, that these market exposures will vary materially over time.

     Interest Rate. Interest rate risk is the principal market exposure of the Partnership. Interest rate movements directly affect the price of the sovereign bond futures positions held by the Partnership and indirectly the value of its stock index and currency positions. Interest rate movements in one country as well as relative interest rate movements between countries materially impact the Partnership's profitability. The Partnership's primary interest rate exposure is to interest rate fluctuations in the United States and the other G-7 countries. However, the Partnership also takes futures positions in the government debt of smaller nations -- e.g. Australia. The General Partner anticipates that G-7 interest rates will remain the primary market exposure of the Partnership for the foreseeable future. The changes in interest rates which have the most effect on the Partnership are changes in long-term, as opposed to short-term, rates. Most of the speculative futures positions held by the Partnership are in medium-to-long term instruments. Consequently, even a material change in short-term rates would have little effect on the Partnership were the medium-to-long term rates to remain steady.


     Currency. The Partnership's currency exposure is to exchange rate fluctuations, primarily fluctuations which disrupt the historical pricing relationships between different currencies and currency pairs. These fluctuations are influenced by interest rate changes, as well as political and general economic conditions. The Partnership trades in a large number of currencies, including cross-rates -- i.e., positions between two currencies other than the U.S. dollar. However, the Partnership's major exposures have typically been in the dollar/Swiss franc, dollar/Japanese yen, dollar/German mark and dollar/British pound positions. The General Partner does not anticipate that the risk profile of the Partnership's currency sector will change significantly in the future, although it is difficult at this point to predict the effect of the introduction of the euro on the Trading Managers' currency trading strategies.



     Equity. The Partnership's primary equity exposure is to equity price risk in the G-7 countries. The stock index futures traded by the Partnership are by law limited to futures on broadly based indices. As of December 31, 1998, the Partnership's primary exposures were in the S&P 500, All Ordinaries (Australia), and Nikkei (Japan) stock indices. The Partnership is primarily exposed to the risk of adverse price trends or static markets in the major U.S., European and Japanese indices. (Static markets would not cause major market changes but would make it difficult for the Partnership to avoid being "whipsawed" into numerous small losses).

     Commodity.

     Metals. The Partnership's primary metals market exposure is to fluctuations in the price of gold and silver. Although certain of the Trading Managers will from time to time trade base metals such as aluminum and copper, the principal market exposures of the Partnership have consistently been in the precious metals, gold and silver. The Trading Managers' gold trading has been increasingly limited due to the long-lasting and mainly non-volatile decline in the price of gold over the last 10-15 years. However, silver prices have remained volatile over this period, and the Trading Managers have from time to time taken substantial positions as they have perceived market opportunities to develop. The General Partner anticipates that gold and silver will remain the primary metals market exposure for the Partnership.

     Soft Commodities. The Partnership's primary commodities exposure is to fluctuations in the price of soft commodities which are often directly affected by severe or unexpected weather conditions. Grains, coffee, and cotton accounted for the substantial bulk of the Partnership's commodities exposure as of December 31, 1998. In the past, the Partnership has had material market exposure to live cattle and hogs/bellies and may do so again in the future. However, the General Partner anticipates that the Trading Managers will maintain an emphasis on grains, coffee, and cotton, in which the Partnership has historically taken its largest positions.

     Energy. The Partnership's primary energy market exposure is to gas and oil price movements, often resulting from political developments in the Middle East. Although the Trading Managers trade natural gas to a limited extent, oil is by far the dominant energy market exposure of the Partnership. Oil prices are currently depressed, but they can be volatile and substantial profits and losses have been and are expected to continue to be experienced in this market.

CORNERSTONE III

     The following were the primary trading risk exposures of the Partnership as of December 31, 1998, by market sector. It may be anticipated, however, that these market exposures will vary materially over time.

     Interest Rate. Interest rate risk is the principal market exposure of the Partnership. Interest rate movements directly affect the price of the sovereign bond futures positions held by the Partnership and indirectly the value of its stock index and currency positions. Interest rate movements in one country as well as relative interest rate movements between countries materially impact the Partnership's profitability. The Partnership's primary interest rate exposure is to interest rate fluctuations in the United States and the other G-7 countries. However, the Partnership also takes futures positions in the government debt of smaller nations -- e.g. New Zealand and Australia. The General Partner anticipates that G-7 interest rates will remain the primary market exposure of the Partnership for the foreseeable future. The changes in interest rates which have the most effect on the Partnership are changes in long-term, as opposed to short-term, rates. Most of the speculative futures positions held by the Partnership are in medium-to-long term instruments. Consequently, even a material change in short-term rates would have little effect on the Partnership were the medium-to-long term rates to remain steady.


     Currency. The Partnership's currency exposure is to exchange rate fluctuations, primarily fluctuations which disrupt the historical pricing relationships between different currencies and currency pairs. These fluctuations are influenced by interest rate changes, as well as political and general economic conditions. The Partnership trades in a large number of currencies, including cross-rates -- i.e., positions between two currencies other than the U.S. dollar. However, the Partnership's major exposures have typically been in the dollar/Japanese yen, dollar/German mark and dollar/British pound positions. The General Partner does not anticipate that the risk profile of the Partnership's currency sector will change significantly in the future, although it is difficult at this point to predict the effect of the introduction of the euro on the Trading Managers' currency trading strategies.

     Equity. The Partnership's primary equity exposure is to equity price risk in the G-7 countries. The stock index futures traded by the Partnership are by law limited to futures on broadly based indices. As of December 31, 1998, the Partnership's primary exposures were in the S&P 500, Financial Times (England), and NASDAQ 100 stock indices. The General Partner anticipates little, if any, trading in non-G-7 stock indices. The Partnership is primarily exposed to the risk of adverse price trends or static markets in the major U.S., European and Japanese indices. (Static markets would not cause major market changes but would make it difficult for the Partnership to avoid being "whipsawed" into numerous small losses).

     Commodity.

     Metals. The Partnership's primary metals market exposure is to fluctuations in the price of gold and silver. Although certain of the Trading Managers will from time to time trade base metals such as aluminum, copper, nickel, zinc and lead, the principal market exposures of the Partnership have consistently been in the precious metals, gold and silver (and, to a much lesser extent, platinum). The Trading Managers' gold trading has been increasingly limited due to the long-lasting and mainly non-volatile decline in the price of gold over the last 10-15 years. However, silver prices have remained volatile over this period, and the Trading Managers have from time to time taken substantial positions as they have perceived market opportunities to develop. The General Partner anticipates that gold and silver will remain the primary metals market exposure for the Partnership.


     Soft Commodities. One of the Partnership's primary commodities exposure is to fluctuations in the price of soft commodities, which are often directly affected by severe or unexpected weather conditions. Grains, soybean oil and sugar accounted for the substantial bulk of the Partnership's commodities exposure at December 31, 1998. In the past the Partnership has had material market exposure to live cattle and hogs/bellies and may do so again in the future. However, the General Partner anticipates that the Trading Managers will maintain an emphasis on grains, soybean oil and sugar, in which the Partnership has historically taken its largest positions.


     Energy. The Partnership's primary energy market exposure is to gas and oil price movements, often resulting from political developments in the Middle East. Although the Trading Managers trade natural gas to a limited extent, oil is by far the dominant energy market exposure of the Partnership. Oil prices are currently depressed, but they can be volatile and substantial profits and losses have been and are expected to continue to be experienced in this market.

CORNERSTONE IV

     The following were the primary trading risk exposures of the Partnership as of December 31, 1998, by market sector. It may be anticipated, however, that these market exposures will vary materially over time.


     Currency. The Partnership's currency exposure is to exchange rate fluctuations, primarily fluctuations which disrupt the historical pricing relationships between different currencies and currency pairs. These fluctuations are influenced by interest rate changes, as well as political and general economic conditions. The Partnership trades in a large number of currencies, including cross-rates -- i.e., positions between two currencies other than the U.S. dollar. However, the Partnership's major exposures have typically been in the dollar/Japanese yen, dollar/German mark, dollar/Australian dollar and dollar/British pound positions. The General Partner does not anticipate that the risk profile of the Partnership's currency sector will change significantly in the future, although it is difficult at this point to predict the effect of the introduction of the euro on the Trading Managers' currency trading strategies.

QUALITATIVE DISCLOSURES REGARDING NON-TRADING RISK EXPOSURE

     The following was the only non-trading risk exposure of each Partnership as of December 31, 1998:


     FOREIGN CURRENCY BALANCES. Each Partnership's primary foreign currency balances are in Japanese yen, German marks, British pounds, and French francs and euros. Each Partnership controls the non-trading risk of these balances by regularly converting these balances back into U.S. dollars (no less frequently than twice a month, and more frequently if a particular foreign currency balance becomes unusually high).


QUALITATIVE DISCLOSURES REGARDING MEANS OF MANAGING RISK EXPOSURE


     The means by which each Partnership and the Trading Managers, severally, attempt to manage the risk of each Partnership's open positions are essentially the same in all market categories traded. The General Partner attempts to manage each Partnership's market exposure by (i) diversifying a Partnership's assets among different Trading Managers, each of whose strategies focus on different market sectors and trading approaches, and (ii), monitoring the performance of the Trading Managers on a daily basis. In addition, the Trading Managers establish diversification guidelines often set in terms of the maximum margin to be committed to positions in any one market sector or market sensitive instrument. One should be aware that certain Trading Managers treat their risk control policies as strict rules, whereas others treat such policies as general guidelines.


     The General Partner monitors and controls the risk of each Partnership's non-trading instrument, cash, which is the only Partnership investment directed by the General Partner, rather than the Trading Managers.

                   DESCRIPTION OF CHARGES TO EACH PARTNERSHIP

     THE FOLLOWING INFORMATION UPDATES AND SUPPLEMENTS "DESCRIPTION OF CHARGES TO EACH PARTNERSHIP--1. COMMODITY BROKER" ON PAGE 39.

     As more fully described under "The Commodity Brokers" on page S-35, DWR sold its institutional futures and foreign currency trading operations in 1997 to CFI. Since that transaction, DWR has served as the non-clearing commodity broker for the Partnerships, and CFI has served as the clearing commodity broker for the Partnerships' commodity interests trades and as the counterparty on the Partnerships' foreign currency forward contracts.

     DWR, as the non-clearing commodity broker for the Partnerships, continues to charge each Partnership a roundturn brokerage commission for each commodity interest contract traded equal to 80% of DWR's published non-member rate (which is currently an average rate of $75), which DWR may change from time to time. In addition, CFI, as the clearing commodity broker, now charges the Partnerships the transaction fees and costs incurred on each trade executed on behalf of the Partnerships, including floor brokerage fees, exchange fees, clearinghouse fees, NFA fees, "give up" fees, any taxes (other than income taxes), any third party clearing costs, costs associated with taking delivery of commodity interests, and fees for execution of forward contract transactions. The aggregate transaction fees and costs and brokerage commissions continue to be capped at 13/20 of 1% per month (a 7.8% annual rate) of each Partnership's Net Assets at month-end allocated to each Trading Manager. In addition, these fees and costs continue to be subject to the 14% annual cap on aggregate brokerage commissions, transaction fees and costs, and net excess interest and compensating balance benefits.

     FOR A BREAKDOWN OF EACH PARTNERSHIP'S EXPENSES FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 1998, SEE "SELECTED FINANCIAL DATA" BEGINNING ON PAGE S-5 AND EACH PARTNERSHIP'S STATEMENTS OF OPERATIONS BEGINNING ON PAGE S-40.

     THE FOLLOWING INFORMATION UPDATES THE BREAK EVEN INFORMATION UNDER "SUMMARY OF THE PROSPECTUS--THE DEAN WITTER CORNERSTONE FUNDS" ON PAGES 1-2 AND 6, AND "DESCRIPTION OF CHARGES TO EACH PARTNERSHIP--4. BREAK EVEN ANALYSIS" ON PAGES 42-43.

                                           CORNERSTONE II   CORNERSTONE III   CORNERSTONE IV
                                           --------------   ---------------   --------------
                                                $                $                 $
Selling Price per Unit (as of
  April 30, 1999) (1)....................     4,282.86          3,193.09         4,823.92
Management Fee (2).......................       178.45            133.05           201.00
Brokerage Commissions (3)................       238.98            195.74           144.72
Less: Interest Income (4)................      (145.62)          (108.57)         (164.01)
Transaction Costs (5)....................        20.13             17.88             7.24
Administrative Expenses (6)..............         3.43              4.47             5.31
Incentive Fee (7)........................           --                --               --
Amount of Trading Income Required for a
  Limited Partner to Recoup its
  Investment at the End of One Year......       295.37            242.57           194.26
Percentage of Selling Price..............        6.90%             7.60%            4.03%

------------------------------

(1) Units of each Partnership are offered for sale in Exchanges at Monthly Closings to be held as of the last day of each month at a purchase price equal to 100% of the Net Asset Value of the Unit.

(2) Monthly management fees are equal to 1/3 of 1% of the Net Assets allocated to each Trading Manager on the last day of each month (a 4% annual rate).


(3) Each Partnership pays brokerage commissions at an average rate of approximately $75 per roundturn. Effective September 1, 1996, aggregate brokerage commissions and transaction fees and costs with respect to each Trading Manager's allocated Net Assets were capped at 13/20 of 1% per month (a maximum 7.8% annual rate) (in the case of Trading Managers which employ multiple trading systems in trading on behalf of a Partnership, the foregoing 13/20 of 1% cap is applied on a per trading system basis). Brokerage commissions have averaged since 1994 5.64%, 6.86% and 3.00% of average annual Net Assets of Cornerstone II, III and IV, respectively. For purposes of the above table, the rates utilized reflect the reduced brokerage commissions which would have been paid had the new monthly cap been employed earlier. As such, brokerage commissions were assumed to be 5.58%, 6.13% and 3.00% for Cornerstone II, III and IV, respectively.


(4) DWR credits each Partnership at month-end with interest income on 80% of such Partnership's average daily Net Assets for the month at a rate equal to the average yield on 13-week U.S. Treasury bills issued during such month. Such rate was estimated at 4.25%.


(5) Transaction fees and costs have averaged 0.47%, 0.56% and 0.15% of average annual Net Assets of Cornerstone II, III and IV, respectively. For purposes of the above table, transaction fees and costs were assumed to be the foregoing percentages. Effective September 1, 1996, aggregate transaction fees and costs and brokerage commissions were capped at 13/20 of 1% per month of a Partnership's month-end Net Assets allocated to each Trading Manager.



(6) Administrative expenses have averaged 0.08%, 0.14% and 0.11% of average annual Net Assets of Cornerstone II, III and IV, respectively. For purposes of the above table, administrative expenses were assumed to be the foregoing percentages.


(7) Incentive fees are assumed to be zero because each Trading Manager's trading profits are assumed to equal expenses.

                                 CAPITALIZATION

     THE FOLLOWING UPDATES AND REPLACES "CAPITALIZATION" ON PAGES 47-48.


     The following table sets forth the actual capitalization of the Partnerships as of April 30, 1999. Since unsold Units may only be sold in Exchanges, which requires a redemption of Units from one Partnership and the purchase of Units in one or two of the other Partnerships, it is impractical to provide a pro forma table reflecting the capitalization of the Partnerships if all unsold Units are sold, since redemptions would, of necessity, offset sales.


     There is no difference insofar as sharing of profits and losses is concerned between Units of Limited Partnership Interest and Units of General Partnership Interest.

                                                     AMOUNT
                                                   OUTSTANDING
                                                      AS OF
                                                    APRIL 30,
                 TITLE OF CLASS                       1999
                 --------------                    -----------
                                                       $
Cornerstone II:
  Limited Partnership Interest..................    30,661,750
  General Partnership Interest..................       502,808
                                                  ------------
     Total......................................    31,164,558
                                                  ------------
                                                  ------------
Cornerstone III:
  Limited Partnership Interest..................    37,581,732
  General Partnership Interest..................       453,748
                                                  ------------
     Total......................................    38,035,480
                                                  ------------
                                                  ------------
Cornerstone IV:
  Limited Partnership Interest..................   112,736,189
  General Partnership Interest..................     1,297,100
                                                  ------------
     Total......................................   114,033,289
                                                  ------------
                                                  ------------

                              THE TRADING MANAGERS

     CERTAIN CHANGES RELATING TO THE TRADING MANAGERS ARE PROVIDED BELOW.

DEAN WITTER CORNERSTONE FUND II

1. ABACUS TRADING CORPORATION
  (CURRENT ALLOCATION -- 0%)

     THE FOLLOWING UPDATES AND SUPPLEMENTS THE INFORMATION RELATING TO ABACUS TRADING CORPORATION BEGINNING ON PAGE 51.

     Effective February 28, 1997, Abacus Trading Corporation ceased to be a Trading Manager for Cornerstone II.


2. JOHN W. HENRY & COMPANY, INC. ("JWH"REGISTERED)
  (CURRENT ALLOCATION -- 82.69%)


     THE FOLLOWING UPDATES AND SUPPLEMENTS THE INFORMATION RELATING TO JWH BEGINNING ON PAGE 54.

     The following persons have changed titles and/or positions as follows:


          Mr. Mark H. Mitchell is vice chairman, counsel to the firm and a member of the JWH Board of Directors.



          Ms. Elizabeth A.M. Kenton is a senior vice president, compliance.



          Mr. David M. Kozak is a senior vice president, general counsel, and secretary to the corporation.

          Mr. Kevin S. Koshi is a senior vice president, proprietary trading, and a member of the JWH Investment Policy Committee.





The following persons have been added as principals of JWH:



     Mr. Verne O. Sedlacek is the president and chief operating officer and a member of the JWH Investment Policy Committee. He is responsible for the day-to-day management of the firm. Mr. Sedlacek is also the president and director of Westport Capital Management Corporation and Global Capital Management Limited and vice president of JWH Financial Products, Inc. Prior to joining JWH in July 1998, Mr. Sedlacek was the executive vice president and chief financial officer of Harvard Management Company, Inc., a wholly-owned subsidiary of Harvard University, which at the time of his departure managed approximately $14 billion of University-related funds. At Harvard Management Company, he was responsible for managing the areas of personnel, budgets, systems, performance analysis, contracts, credit, compliance, custody, operations, cash management, securities lending and market risk evaluation; he joined Harvard Management in March 1983.


     Mr. Sedlacek currently serves on the Board of Directors of the FIA and the Chicago Mercantile Exchange, and is a member of the Global Markets Advisory Committee of the CFTC. He received an A.B. in Economics from Princeton University, and an M.B.A in Accounting from New York University and was certified as a C.P.A. by the State of New York in 1978.

     Mr. E. Lyndon Tefft is a senior vice president and the chief financial officer. He is also the treasurer of Westport Capital Management Corporation and JWH Asset Management, Inc. and vice president of JWH Financial Products, Inc. Prior to joining JWH in October 1998, Mr. Tefft was the Director of MIS and a vice president at Harvard Management Company, Inc. where he was responsible for directing the design, development, and operation of global equity, bond, and derivative trading, accounting, and settlement systems beginning in May 1994. Mr. Tefft was the director of the Office of Financial Systems (controller) at Harvard University from July 1983 to April 1994. He was responsible for the University's centralized controllership, financial reporting, debt management, and financial operations. Mr. Tefft received a B.S. in Industrial Management from Purdue University, and an M.B.A. from Wharton School of Business at the University of Pennsylvania.

     Dr. Mark S. Rzepczynski is a senior vice president, research and trading and a member of the JWH Investment Policy Committee. He is also a vice president of JWH Financial Products, Inc. Prior to joining JWH in May 1998, he was vice president and director of taxable credit and quantitative research in the fixed income division of Fidelity Management and Research from May 1995 to April 1998, where he oversaw credit and quantitative research recommendations for all Fidelity taxable fixed income funds. From April 1993 to April 1995, he was a portfolio manager and director of research for CSI Asset Management, Inc., a fixed income money management subsidiary of Prudential Insurance. Dr. Rzepczynski has a B.A. (Cum Laude) Honors in Economics from Loyola University of Chicago, and an A.M. and Ph.D. in Economics from Brown University.


     Mr. Matthew J. Driscoll is a vice president, trading and chief trader. He is also a member of the JWH Investment Policy Committee. He is responsible for the supervision and administration of all aspects of order execution strategies and implementation of trading policies and procedures. Mr. Driscoll joined JWH in March 1991 as a member of the trading department. Since joining the firm, he has held positions of increasing responsibility as they relate to the development and implementation of JWH's trading strategies and procedures; he has played a major role in the development of JWH's 24 hour trading operation. Mr. Driscoll attended Pace University.


     Mr. Julius A. Staniewicz is a vice president, senior strategist and a member of the JWH Investment Policy Committee. He is also President of JWH Asset Management, Inc. and JWH

Financial Products, Inc., and a vice president of Westport Capital Management Corporation. He joined JWH in March of 1992. Mr. Staniewicz received a B.A. in Economics from Cornell University.


     Mr. Chris E. Deakins is a vice president, investor services.



     Ms. Nancy O. Fox, C.P.A., is a vice president, investment support.



     Mr. Andrew D. Willard is a vice president, information technology.



     Mr. Paul D. Braica is a vice president, analytics.



     Ms. Florence Y. Sofer is a vice president, marketing.



     Mr. William G. Kelley is a vice president, investor services, international.



     Mr. Robert B. Lendrim is a vice president, investor services.



     The following persons are no longer principals or employees of JWH: David
R. Bailin, Peter F. Karpen, James E. Johnson, Jr., Mary Beth Hardy, Barry S. Fox, Glenda G. Twist, Michael D. Gould, Jack M. Ryng, Michael J. Scoyni, and Chris J. Lautenslager.


Legal Concerns

     There neither now exists nor has there ever previously been any administrative, civil, or criminal action against JWH or its principals which is material.

     JWH and Mr. Henry may engage in discretionary trading for their own accounts, and may trade for the purpose of testing new investment programs and concepts, as long as such trading does not amount to a breach of fiduciary duty. In the course of such trading, JWH and Mr. Henry may take positions in their own accounts which are the same or opposite from client positions due to testing a new quantitative model or program, a neutral allocation system, and/or trading pursuant to individual discretionary methods; on occasion their orders may receive better fills than client accounts. Records for these accounts will not be made available to clients.

     Employees and principals of JWH (other than Mr. Henry) are not permitted to trade in futures, options on futures or forward contracts. However, such principals and employees may invest in investment vehicles that trade futures, options on futures, or forward contracts, when an independent trader manages trading in that vehicle, and in the JWH Employee Fund, L.P., for which JWH is the CTA. The records of these accounts also will not be made available to clients.

     THE FOLLOWING INFORMATION UPDATES AND REPLACES THE INFORMATION CONTAINED IN "THE INVESTMENT POLICY COMMITTEE" ON PAGE 57:

Investment Policy Committee

     The Investment Policy Committee ("IPC") is a senior level advisory group, broadly responsible for evaluating and overseeing the firm's trading policies. The IPC provides a forum for shared responsibility for the development and implementation of investment policies. The IPC meets periodically to discuss issues relating to implementation of the firm's investment process and its application to markets, including research on new investments and strategies in relation to the trading models JWH employs. Typical issues analyzed by the IPC include liquidity, position size, capacity, performance cycles, and new product and market strategies. The IPC also examines regularly the impact of changing market conditions on the firm's strategic allocation program, a multi-program trading strategy which is currently part of an exclusivity arrangement with one fund manager.

     Composition of the IPC, and participation in its discussions and its decisions by non-members, may vary over time. All recommendations of the IPC are subject to final approval by the chairman. The IPC does not make day-to-day trading decisions.

     THE FOLLOWING INFORMATION UPDATES AND REPLACES THE INFORMATION CONTAINED IN "TRADING TECHNIQUES," "PROGRAM MODIFICATIONS," "LEVERAGE," AND "ADDITION, REDEMPTION AND REALLOCATION OF CAPITAL FOR COMMODITY POOL OR FUND ACCOUNTS" ON PAGES 57-59.

JWH Investment Policies

     Commencement of Trading. Each new allocation to JWH will encounter a startup period during which it may incur certain risks related to the initial investment of assets. For instance, an amount may commence trading following sustained moves in a number of markets which are subsequently retraced after the amount enters the market.

     In an effort to manage such risk, JWH has developed procedures governing the appropriate timing for the commencement of trading and the appropriate means of moving toward full portfolio commitment for new allocations. JWH, at its discretion, may delay the actual start of trading for a new allocation for an extended period of time or adjust position size in relation to account equity in certain markets or in an entire program. The firm may also invest a new allocation more slowly than it would a more mature account. These procedures may be modified from time to time, and no assurance is given that they will be successful in moving an allocation toward full portfolio commitment without substantial losses which might have been avoided, or foregoing substantial profits which might have been achieved, by other means of initiating investment in the markets.

     Duration of Positions Held. JWH's historical performance demonstrates that, because trends often last longer than most market participants expect, significant returns can be generated from positions held over a long period of time. Therefore, profitable positions are allowed to mature; positions held for two to four months are not unusual, and positions have been held for more than one year. Losing positions are generally pared relatively quickly, with most closing within a few days or weeks. However, if the JWH system detects a profitable underlying trend, a losing position may be retained in order to capture the potential benefits of participating in that trend. Throughout the investment process, risk controls designed to reduce the possibility of an extraordinary loss in any one market are maintained.

     Discretionary Aspects. JWH at its sole discretion may override computer-generated signals and may at times use discretion in the application of its quantitative models, which may affect performance positively or negatively. This could occur, for example, when JWH determines that markets are illiquid or erratic, such as may occur cyclically during holiday seasons, or on the basis of irregularly occurring market events. Subjective aspects of JWH's quantitative models also include the determination of position size in relation to account equity, timing of commencement of trading an account, contracts and contract months traded, and effective trade execution.

     Program Modifications. Proprietary research is conducted on an ongoing basis to refine the JWH investment strategies and attempt to reduce volatility while maintaining the potential for excellent performance. While the basic philosophy underlying the firm's investment methodology has remained intact throughout its history, the potential benefits of employing more than one investment methodology, or in varying combinations, is a subject of continual testing, review and evaluation. Extensive research may suggest substitution of alternative investment methodologies with respect to particular contracts; this may occur, for example, when the testing of a different methodology has indicated that its use might have resulted in different historical performance. In addition, risk management research and analysis may suggest modifications regarding the relative weighting among various contracts, the addition or deletion of particular contracts for a program, or a change in position size in relation to account equity. However, most investment programs maintain a consistent portfolio composition to allow opportunities in as many major market trends as possible. In total, JWH participates in over 60 markets, encompassing interest rates, foreign exchange, and commodities such as agricultural products, energy and precious metals.

     All cash in a JWH investment program is available to be used to trade in a JWH program, although the amounts committed to margin will vary from time to time. As capital in each JWH program increases, additional emphasis and weighting may be placed on certain markets which historically have demonstrated the greatest liquidity and profitability. Furthermore, the weighting of capital committed to various markets in the investment programs is dynamic, and JWH may vary the weighting at its discretion as market conditions, liquidity, position limit considerations and other factors warrant. Investors generally will not be informed of such changes.

     Position Size. Adjustments in position size in relation to account equity have been and continue to be an integral part of JWH's investment strategy. At its discretion, JWH may adjust the size of a position in relation to equity in the account that is taken in certain markets or entire programs. Such adjustments may be made at certain times for some programs but not for others. Factors which may affect the decision to adjust the size of a position in relation to account equity include ongoing research, program volatility, current market volatility, risk exposure, and subjective judgment, and evaluation of these and other general market conditions. Such decisions to change the size of a position may positively or negatively affect performance and will alter risk exposure for an account. Adjustments in position size relative to account equity may lead to greater profits or losses, more frequent and larger margin calls, and greater brokerage expense. No assurance is given that such adjustments will be to the financial advantage of JWH clients. JWH reserves the right to alter, at its sole discretion and without notification to clients, its policy regarding adjustments in position size relative to account equity.

     Addition, Redemption and Reallocation of Capital for Commodity Pool or Fund Accounts. JWH has developed the following procedures for fund accounts that provide for the addition, redemption and/or reallocation of capital. Investors who purchase or redeem units in a fund are most frequently permitted to do so at a price equal to the net asset value per unit (NAV) on the close of business on the last business day of the month or quarter. In addition, funds may reallocate capital among advisors at the close of business on the last business day of the month. In order to provide market exposure commensurate with equity in the JWH account on the date of these transactions, JWH may, at its sole discretion, adjust its investment of the assets associated with the addition, redemption and reallocation of capital as near as possible to the close of business on the last business day of the month to reflect the amount then available for trading. The intention is to provide for additions, redemptions and reallocations at an NAV that will be the same for each of these transactions, and to eliminate possible variations in NAVs that could occur as a result of inter-day price changes if, for example, additions were calculated on the first day of the subsequent month. Therefore, JWH requests all fund managers to notify JWH three days in advance of month-end modifications.

     Based on JWH's determination of liquidity or other market conditions, JWH may decide to commence trading earlier in the day on, or before, the last business day of the month, or at its sole discretion, delay adjustments to trading for an account to a date or time after the close of business on the last day of the month. No assurance is given that JWH will be able to achieve the objectives described above in connection with funding level changes. The use of discretion by JWH in the application of this procedure may affect performance positively or negatively.

Physical or Cash Commodities

     In addition to futures contracts, JWH may from time to time for certain clients trade spot and forward contracts on physical or cash commodities, including specifically gold bullion, when it believes that such markets offer comparable or superior market liquidity or a greater ability to execute transactions at a single price. Such transactions, as opposed to futures transactions, relate to the purchase and sale of specific physical commodities. Whereas futures contracts are generally uniform except for price and delivery time, cash contracts may differ from each other with respect to such terms as quantity, grade, mode of shipment, terms of payment, penalties, risk of loss and the like. There is no limitation on the daily price movements of spot or forward contracts transacted through banks, brokerage firms or dealers, and those entities are not required to continue to make markets in any commodity. In addition, the CFTC does not comprehensively regulate such transactions, which are subject to the risk of the foregoing entities' failure, inability or refusal to perform with respect to such contracts. No such trading has previously been undertaken on behalf of the Partnerships, nor will any such trading be undertaken on behalf of the Partnerships without the consent of the General Partner. It has not been determined at this time whether any such trading will be undertaken on behalf of the Partnerships in the future.

     THE FOLLOWING INFORMATION UPDATES AND REPLACES THE INFORMATION CONTAINED IN "THE ORIGINAL INVESTMENT PROGRAM" ON PAGE 59.

     The Original Investment Program. The Original Investment Program seeks to capitalize on long-term trends in broad spectrum of world wide financial and nonfinancial markets. The Program always maintains a position--long or short--in every market traded. Historically, it has had a low statistical correlation to the S&P 500.


     In 1992, a broad research effort was initiated to enhance the risk-reward ratios of the Original Investment Program, without changing its fundamental trading approach. Except for the removal of a few markets traded, the program had remained virtually unchanged from its inception in 1982 through the middle of 1992. After extensive testing, a number of strategic adjustments were made beginning in July 1992: global markets were added; sector allocations were shifted, with greater weighting given to financial markets; and some contracts which had become too illiquid to support sizeable assets were eliminated. The quantitative model underlying the program was not changed. Today, the Original Investment Program is one of JWH's largest and best-performing programs, manifesting lower volatility since 1992.


     THE FOLLOWING INFORMATION UPDATES AND REPLACES THE INFORMATION CONTAINED IN "THE GLOBAL DIVERSIFIED PORTFOLIO" ON PAGE 59.


     The Global Diversified Portfolio. The Global Diversified Portfolio is one of JWH's most diversified programs. The Global Diversified Portfolio seeks to capitalize on long-term price movements in a broad spectrum of financial and nonfinancial markets. The program does not maintain continuous positions and, in fact, may take a neutral stance if a long-term trend fails to develop or during periods of non-trending markets. Historically, the program has had a low correlation to the S&P 500.


     THE FOLLOWING INFORMATION UPDATES AND REPLACES THE INFORMATION CONTAINED IN "INTERNATIONAL FOREIGN EXCHANGE PROGRAM" ON PAGE 59.


     The International Foreign Exchange Program. The International Foreign Exchange Program (Forex) seeks to identify and capitalize on intermediate and long-term price movements in a broad range of major and minor currencies on the interbank market. Positions are taken as outrights against the U.S. dollar, or as cross rates, which eliminates dependence on the dollar. Forex attempts to take a position if a trend is identified and attempts to eliminate the position quickly--i.e. a neutral stance is taken--if long-term trends fail to continue or during periods of nontrending markets. Historically, the program has had a low statistical correlation to the S&P 500.


     THE FOLLOWING INFORMATION UPDATES AND REPLACES THE INFORMATION CONTAINED IN "OTHER JWH PROGRAMS" BEGINNING ON PAGE 59.

OTHER JWH PROGRAMS

     In addition to the Original Investment Program, the Global Diversified Portfolio and the International Foreign Exchange Program, JWH currently operates eight different programs in three categories for U.S. and foreign investors, none of which are utilized by JWH for Cornerstone II or Cornerstone IV. Each program is operated separately and independently.

     Broadly Diversified Programs

     The JWH Global AnalyticsTM Family of Programs, which began trading client capital in June 1997, seeks to identify and invest in a wide range of price trends--from very short to exceptionally long term. The firm's most broadly diversified investment program, JWH GlobalAnalytics remains neutral if no substantive trends are apparent, and builds or reduces positions over time as the system indicates. The program invests in both financial and commodity markets, including certain energy and agricultural contracts not available through other JWH investment programs.

     Financial Programs

     The Financial and Metals Portfolio seeks to identify and capitalize on intermediate and long-term price movements in global financial and precious metals markets. If a trend is identified, the program attempts to take a position; in nontrending market environments, the program may remain neutral or liquidate open positions.


     The World Financial Perspective began trading client capital in 1987 and seeks to capitalize on long-term price movements in financial, metals and energy markets and holds positions from multiple currency perspectives, including the British pound, euro, Japanese yen, Swiss franc, and the U.S. dollar. This program always maintains a position--long or short--in every market traded.


     Using a more conservative approach to position size in relation to account equity than in the other JWH programs, The International Currency and Bond Portfolio, which began trading client capital in 1993, seeks to identify and capitalize on intermediate and long-term price movements in the world's bond and foreign exchange markets. If a trend is identified, the program will take a position; in nontrending market environments, the program may liquidate positions and remain neutral.

     The Global Financial Portfolio, which began trading client capital in June 1994, seeks to identify and capitalize on long-term price movements in a small group of energy, metals, and financial markets. The program always maintains a position--long or short--in every market traded.

     The Worldwide Bond Program, which began trading client capital in 1996, seeks to capitalize on intermediate and long-term trends by investing through financial futures in the long-term portion of global interest rate markets. The program may take a neutral stance during periods of nontrending markets.

     Foreign Exchange Programs

     The G-7 Currency Portfolio, which began trading client capital in 1991 seeks to identify and capitalize on the intermediate and long-term price movements in the highly liquid currencies of the Group of Seven industrialized nations and Switzerland. The program attempts to take a position if a trend is identified, and takes a neutral stance during periods of nontrending markets. Not all of these currencies are traded at all times.


     The Dollar Program began trading client capital in 1996 and seeks to identify and capitalize on the intermediate and long-term price movements in the foreign exchange sector, trading major currencies against the U.S. dollar (outright trading). The program may employ a neutral stance during periods of nontrending markets. The program invests in the Japanese yen, euro, Swiss franc, and British pound. Because this program invests in a limited number of contracts, it may experience greater volatility than other JWH foreign exchange programs.


     Closed Programs

     InterRateTM began trading client capital in 1988 and closed in 1996. This program was designed to enhance returns available in short-term instruments investing in U.S. Treasury bills to provide both secure income and collateral for a portfolio of interbank forward and exchange-traded futures contracts. The Yen Financial Portfolio, which began trading client capital in 1992 and closed in 1997, offered investors access to a select group of Japanese financial futures. The program was designed to capitalize on intermediate and long-term price movements and attempted to exit the markets during periods when sustained trends were not identified. The Delevered Yen Financial and Metals Profile, which began trading client capital in 1995 and closed in 1996, was opened at the request of a client. This program was traded at approximately one half of the position size of traditional Financial and Metals Portfolio and was traded from the perspective of the Japanese yen.


     As of April 30, 1999, the aggregate amount of funds under management pursuant to the Original Investment Program was approximately $415 million; the aggregate amount of funds under management pursuant to the Global Diversified Portfolio was approximately $200 million; and the aggregate amount of funds under management pursuant to the International Foreign Exchange Program was $118 million. As of April 30, 1999, the aggregate amount of all funds under management pursuant to all JWH programs was approximately $2.3 billion.



     As of April 30, 1999, JWH was managing approximately $25.8 million of Cornerstone II pursuant to its Original Investment Program and Global Diversified Portfolio. Such amount and the percentage of assets of Cornerstone II managed by JWH will change as a result of allocations of assets from the Exchange of Units of Cornerstone II, allocations and reallocations among Trading Managers and/or trading systems, and the performance of JWH and the other Trading Manager for Cornerstone II.





JWH EXCLUSIVE FUND ACCOUNTS



     Pursuant to a special JWH multi-program trading strategy that is currently the subject of an exclusive arrangement with one client operating two funds (the "Exclusive Fund Accounts"), JWH can make various discretionary trading adjustments for the accounts of those funds, including ongoing allocations and reallocations of fund assets among the investment programs and periodic trading leverage adjustments. As a result of a change made to these accounts on May 8, 1998, these accounts have traded differently than the other accounts in the respective JWH investment programs. These modified programs are not currently available for investment by other clients. As of April 30, 1999, JWH was managing approximately $112 million in the Original Investment Program Exclusive Fund Account and $55.8 million in the Global Diversified Portfolio Exclusive Fund Account, and 27.9 million in the International Foreign Exchange Program Exclusive Fund Account.


     THE FOLLOWING INFORMATION IS ADDED BEFORE "DEAN WITTER CORNERSTONE III" ON PAGE 60.


3. NORTHFIELD TRADING L.P.
  (CURRENT ALLOCATION -- 17.31%)


     Beginning April 16, 1997, Northfield Trading L.P. became a Trading Manager for
Cornerstone II.

     Northfield is a Delaware limited partnership with its principal place of business at 3609 S. Wadsworth, Suite 250, Denver, Colorado 80235-2110. Northfield was formed in August 1990. The limited partnership was formed to use emerging computer technology to develop systematic approaches to trading. Northfield became registered in March 1990 as a commodity trading advisor and in November 1990 as commodity pool operator with the CFTC, and is a trading advisor and commodity pool operator member of the National Futures Association, the futures industry self-regulatory organization. Northfield is not affiliated with the General Partner or DWR or any of the other Trading Managers for the Partnership.

     There have been no administrative, civil or criminal actions, pending, on appeal or concluded against Northfield or its principals during the five years preceding the date of this Prospectus.

PRINCIPALS OF NORTHFIELD

     Northfield Investment L.P. ("NILP"), the general partner of Northfield, is a Delaware limited partnership, whose general partner is Northfield Investment Company, an entity owned equally by Douglas Bry and Philip Spertus, and whose limited partners are Douglas Bry, Philip Spertus and members of their families. NILP's sole function is to serve as the general partner of Northfield.

     Douglas Bry is the President of Northfield. Mr. Bry has an extensive history, dating from 1972, in analyzing and understanding complex databases through the use of computerized statistical approaches. In January 1987, Mr. Bry and Philip Spertus formed Technical Trading Strategies, Inc. ("TTS"), an Illinois corporation of which Mr. Bry is the President. In conjunction with Mr. Spertus and through TTS, Mr. Bry developed and marketed the "Volatility Breakout System," a trading methodology that was offered for sale to the public. In December 1987, Douglas Bry and Philip Spertus formed Northfield Trading Company ("NTC"), also an Illinois corporation of which Mr. Bry is President. NTC's primary business was to provide brokerage services to customers by introducing their accounts to clearing firms on a commission basis. NTC also provided discretionary trading advice to customers, and licensed proprietary trading software to introducing brokers and CTAs. Mr. Bry, an attorney, graduated from Beloit College in 1974 with a B.A. in Philosophy and Sociology and obtained his J.D. from the University of Colorado in 1978. From September 1978 until June 1982, he was a trial attorney with the Defender Association of Philadelphia, and from June 1982 through January 1987, he was a Senior Trial Deputy with the Colorado State Public Defender. Mr. Bry began trading futures for his own account in 1985 and became registered with the CFTC as a CTA in 1986. In June 1997, Mr. Bry was elected to a second two-year term on the Board of Directors of the Managed Funds Association and currently serves as Chairperson of the Emerging Manager Council. In January 1997, he was elected to the National Futures Association's Board of Directors in the Commodity Trading Advisor category and in February 1998, he was elected to the Executive Committee of the National Futures Association.

     Philip Spertus is Vice President of Northfield. Mr. Spertus graduated from the Massachusetts Institute of Technology in 1956. From 1979 to 1992, Mr. Spertus served in various senior capacities, including positions of Chairman and President, with Intercraft Industries Inc., a multinational manufacturer of picture frames and related products. In 1992, Intercraft Industries was sold to Newell Corporation and Mr. Spertus assumed the position of Vice President with Newell until late 1993. Philip Spertus owned a special seat and was a registered Broker/Dealer and member of the Chicago Board Options Exchange from August 1984 through February 1986. He has traded futures for his own account since 1983 but is not currently doing so. Mr. Spertus serves as Chairman of both TTS and NTC.

     Northfield and its principals may trade commodity interests for their own proprietary accounts. Such trades may or may not be in accordance with the Northfield trading system described below.

THE NORTHFIELD TRADING SYSTEM

     Douglas Bry has sole management authority over the day to day activities of Northfield and is primarily responsible for its nondiscretionary, technical trading program.

     Northfield makes trading decisions pursuant to a multiple-system, technical approach (the "Diversified Program") that was conceived, tested and refined by Douglas Bry and Philip Spertus. The approach is fully computerized and nondiscretionary. Money management principles are a critical element in the Diversified Program and have been carefully constructed and are rigorously applied to minimize risk exposure and to protect asset appreciation.

     Northfield's approach is purely technical. A technical approach utilizes price action itself as analyzed by charts, numerical indicators, pattern recognition, or other techniques designed to provide information about market direction. Since sustained price moves offer the greatest opportunity for profit with the least amount of risk, Northfield has focused on studying the characteristics of "random" versus "non-random" market behavior. The resulting systems are highly sensitive to changes in price discretion and volatility, and often detect non-random behavior before a trend is obvious. In order to validate the trading methodology, extensive testing was conducted on over 13 years of price history in more than 50 markets worldwide.

     Northfield is very sensitive to the risk of "curve-fitting" results to particular markets or time periods, and, as a result, utilizes a similar approach in each market that it trades. The decision to subject all markets to similar trading rules has led to the identification of techniques that work independent of the market to which they are applied.

     Northfield implements its systems via proprietary software that generates and prints orders, monitors the markets in real time, and keeps track of positions. The selection of trades is not subject to intervention by Northfield's principals. No override of the Diversified Program will take place absent extraordinary circumstances which Northfield believes threaten the customer's capital, such as an outbreak of war, a major natural disaster or a threat to the integrity of exchange clearing systems. A full-time staff of computer programmers works with the principals of Northfield to refine existing systems and develop new ones.


     As of April 30, 1999, the aggregate amount of funds under Northfield's management was approximately $50.6 million ("notional funds" excluded). As of April 30, 1999, Northfield was managing approximately $5.4 million of Cornerstone II.


DEAN WITTER CORNERSTONE FUND III


1. WELTON INVESTMENT CORPORATION (FORMERLY, WELTON INVESTMENT SYSTEMS
CORPORATION)
  (CURRENT ALLOCATION -- 31.30%)


     THE FOLLOWING INFORMATION UPDATES AND SUPPLEMENTS THE INFORMATION RELATING TO WELTON INVESTMENT CORPORATION BEGINNING ON PAGE 60.

     Welton Investment Corporation ("WIC") is a Delaware corporation which was merged in July 1997 from Welton Investment Systems Corporation, a California corporation originally formed in 1988.

     The following persons have changed titles and/or positions as follows:

     Patrick L. Welton is the Chief Executive Officer, and Chairman of Welton Investment Corporation.

     Annette L. Welton is a Cofounder of Welton Investment Corporation, a Director, Chief Operational and Chief Financial Officer.

     WIC and its principals trade futures, options and securities for their own accounts and provide management services to other clients. Investments made on behalf of WIC, its principals, and its clients, as well as any policies related thereto, will remain confidential. In the course of such trading, WIC or its principals may take positions in their own accounts which are in the same market and in the same direction as positions advocated for clients. In a case where WIC or its principals place the same trade orders for their accounts as they do for their clients in a single block order with a brokerage firm, the brokerage firm shall allocate the trade fill prices assigned to each account in a manner consistent with that firm's policy. This equalizes the likelihood of WIC or its principals receiving a superior or inferior price compared to any of their clients or, in the case of a partial fill of a block order, equalizes the likelihood of WIC or its principals receiving a trade that some customers will not receive or vice versa.

     THE FOLLOWING INFORMATION UPDATES AND REPLACES THE SIXTH SENTENCE OF THE FOURTH PARAGRAPH ON PAGE 62.

     Assets committed to meet minimum exchange margin for all positions usually remain between 5% and 20% of the trading size of the account.

     THE FOLLOWING INFORMATION UPDATES AND SUPPLEMENTS THE INFORMATION CONTAINED IN THE THIRD PARAGRAPH UNDER "DIVERSIFIED PORTFOLIO" ON PAGE 63.


     As of April 30, 1999, the aggregate amount of funds under management pursuant to the Diversified Portfolio program was approximately $138 million ("notional funds" excluded). As of April 30, 1999, the aggregate amount of funds under management pursuant to all WIC's programs was approximately $159 million ("notional funds" excluded). As of April 30, 1999, WIC was managing approximately $11.9 million of Cornerstone III pursuant to its Diversified Portfolio program.



2. ABRAHAM TRADING CO.
  (CURRENT ALLOCATION -- 20.06%)


     THE FOLLOWING INFORMATION UPDATES AND SUPPLEMENTS THE INFORMATION RELATING TO ABRAHAM TRADING CO. ON PAGE 67.

     Craig L. Caudle is no longer an employee of ATC. Edward C. Abraham is no longer involved in the day-to-day trading and marketing of the firm, but remains as an employee.

     There have been no administrative, civil or criminal actions, pending, on appeal or concluded against ATC or its principals during the five years preceding the date of this Prospectus.

     THE FOLLOWING INFORMATION UPDATES AND SUPPLEMENTS THE INFORMATION RELATING TO ABRAHAM TRADING CO. ON PAGE 69.

DESCRIPTION OF ORDERS AND ORDER PLACEMENT

     ATC determines the timing and method by which orders are placed and will place all orders for futures contracts directly with the FCM's trading desk or floor brokers. ATC also will select the types of orders placed. Order placement will vary in accordance with the type of market encountered and the type of order that can be used on the exchange or market on which a particular commodity interest is traded.

     ATC trades all customer accounts in parallel, making equivalent trades for all accounts and apportioning the number of each commodity interest traded ratably among the accounts in a neutral manner based on the capital in each account.

     Since all trading methods and strategies utilized by ATC are proprietary and confidential, the foregoing discussion is necessarily of a general nature.

     THE FOLLOWING INFORMATION UPDATES AND REPLACES THE INFORMATION CONTAINED IN THE LAST PARAGRAPH ON PAGE 69.


     As of April 30, 1999, the aggregate amount of funds under ATC's management was approximately $14.5 million and was managing approximately $7.6 million of Cornerstone III pursuant to its Diversified Program.

3. SUNRISE CAPITAL MANAGEMENT, INC.
(CURRENT ALLOCATION -- 48.64%)


     THE FOLLOWING REPLACES THE INFORMATION CONTAINED IN THE FIRST FOUR PARAGRAPHS UNDER "DESCRIPTION OF SUNRISE'S TRADING APPROACH" ON PAGE 72.

DESCRIPTION OF SUNRISE'S TRADING PROGRAMS

     Sunrise has historically traded four programs, all of which are traded in accordance with the description below.

     Sunrise utilizes technical trend-following systems, trading a wide continuum of time windows. Most of these time frames are decidedly long term by industry standards. Pro-active money management strategies are designed to protect open profits and to minimize exposure to non-directional markets.

     Effective November 1, 1993, the General Partner reallocated the assets of Cornerstone III managed by Sunrise in proportions of approximately 50% pursuant to the Diversified Program and approximately 50% to the CIMCO portfolio.

     The Sunrise Diversified Program may follow approximately twenty different markets. These markets may include, but are not limited to, precious and industrial metals, grains, petroleum products, soft commodities, domestic and foreign interest rate futures, stock indices (including S&P 500), currencies and their crossrates.

     The Sunrise CIMCO -- Diversified Financial Program was designed by Sunrise to participate exclusively in the highly liquid financial markets. This program trades the major currencies as outrights against the U.S.dollar and selectively against each other. Interest rate futures, both long and short term (including U.S. and foreign bonds, notes and Euro products), stock indices (including S&P
500), natural gas, precious and industrial metals (including aluminum, gold, silver and copper) and crude oil are also traded in this program. These commodity interests are traded on futures exchanges but may also be traded in the interbank or cash markets when appropriate.

     The Sunrise Currency Program follows approximately ten different major and minor currency markets, which may include, but are not limited to, the Japanese yen, British pound, Euro Currency, Swiss franc, Canadian dollar, Australian dollar, Swedish krona, New Zealand dollar, Singapore dollar, and South African rand. The Currency Program trades currency futures contracts on the International Monetary Market (IMM) Division of the Chicago Mercantile Exchange and forward currency contracts in the interbank markets. In order to achieve adequate diversification for the Currency Program, major and minor currencies are traded as crossrates selectively against each other and/or as outrights against the U.S. dollar.


     The Sunrise Expanded Diversified Program gives clients further diversification than in the standard Diversified Program. Additional commodity interests may include, but are not limited to, industrial metals, and minor currency markets. Given liquidity constraints in certain of these additional commodity markets, Sunrise may restrict money under management for this program.


     THE FOLLOWING INFORMATION REPLACES THE SECOND FULL PARAGRAPH ON PAGE 73.

     Trend-following trading systems, such as those employed by Sunrise, will seldom effect market entry or exit at the most favorable price in the particular market trend. Rather, this type of trading system seeks to close out losing positions quickly and to hold portions of profitable positions for as long as the trading system determines that the particular market trend continues to offer reasonable profit potential. The number of losing transactions may exceed substantially the number of profitable transactions. However, if Sunrise's approach is successful, these losses should be more than offset by gains.

     THE FOLLOWING INFORMATION UPDATES AND REPLACES THE INFORMATION CONTAINED IN THE LAST PARAGRAPH ON PAGE 73 AND THE FIRST PARAGRAPH ON PAGE 74.


     As of April 30, 1999, the aggregate amount of funds under management pursuant to the Diversified Program was $98.5 million and $77.1 million pursuant to the CIMCO portfolio. As of April 30, 1999, the aggregate amount under management pursuant to all Sunrise's programs was $543.9 million.



     As of April 30, 1999, Sunrise was managing approximately $18.5 million of Cornerstone III. Such amount and percentage of assets of Cornerstone III managed by Sunrise will change as a result of allocations of net proceeds from the Exchange of Units of Cornerstone III, allocations and reallocations among trading managers and/or trading systems, and the performance of Sunrise and other trading managers for Cornerstone III.


DEAN WITTER CORNERSTONE FUND IV


1. JOHN W. HENRY & COMPANY, INC.
  (CURRENT ALLOCATION -- 61.31%)


     THE FOLLOWING UPDATES AND REPLACES THE FIRST SENTENCE OF THE SECOND PARAGRAPH OF THE INFORMATION RELATING TO JOHN W. HENRY & COMPANY, INC. ON PAGE 74.


     As of April 30, 1999, JWH was managing approximately $69.9 of Cornerstone IV pursuant to its International Foreign Exchange Program.



2. SUNRISE CAPITAL MANAGEMENT, INC.
  (CURRENT ALLOCATION -- 38.69%)


     THE FOLLOWING UPDATES AND REPLACES THE LAST SENTENCE OF THE FIRST PARAGRAPH OF THE INFORMATION RELATING TO SUNRISE CAPITAL MANAGEMENT, INC. ON PAGE 74.

     Sunrise normally commits between 5 and 25% of an account's equity as margin on open positions pursuant to its trading system.

     THE FOLLOWING UPDATES AND REPLACES THE FIRST SENTENCE OF THE SECOND PARAGRAPH OF THE INFORMATION RELATING TO SUNRISE CAPITAL MANAGEMENT, INC. ON PAGE 74.


     As of April 30, 1999, Sunrise was managing approximately $44.1 of Cornerstone IV pursuant to the Sunrise Currency Program.


                              THE GENERAL PARTNER

     THE FOLLOWING UPDATES AND SUPPLEMENTS THE INFORMATION UNDER "THE GENERAL PARTNER" ON PAGE 78.

     The General Partner and DWR are each wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co. ("MSDW"). MSDW was created in 1997 when Dean Witter, Discover & Co. (which at that time was the parent company of DWR and the General Partner) merged with Morgan Stanley Group Inc. Each of MSDW, DWR and the General Partner may be deemed to be a "parent" and "promoter" of the Partnerships within the meaning of the federal securities laws.

     As reflected in MSDW's 1998 Annual Report and Form 10-Q for the quarter ended February 28, 1999 (unaudited), MSDW had total shareholders' equity of $14,119 million and total assets of $317,590 million as of November 30, 1998 and total shareholders' equity of $14,837 million and total assets of $321,778 million as of February 28, 1999 (unaudited). Additional financial information regarding MSDW is included in the financial statements filed as part of such Annual Report and Form 10-Q. MSDW will provide to investors, upon request, copies of its most recent Forms 10-K, 10-Q and 8-K, as filed from time to time with the SEC. Such reports will be available for review or copying at the offices of the SEC, 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549 or will be available at no charge by writing to MSDW at 1585 Broadway, New York, New York 10036 (Attn: Investor Relations).

     THE FOLLOWING UPDATES AND REPLACES THE INFORMATION UNDER "DIRECTORS AND OFFICERS OF THE GENERAL PARTNER" ON PAGE 78-79.

DIRECTORS AND OFFICERS OF THE GENERAL PARTNER

     Mark J. Hawley, age 55, is Chairman of the Board and a Director of the General Partner. Mr. Hawley is also Chairman of the Board and a Director of Dean Witter Futures & Currency Management Inc. ("DWFCM"). Mr. Hawley joined DWR in February 1989 as Senior Vice President and is currently the Executive Vice President and Director of DWR's Product Management for Individual Asset Management. In this capacity, Mr. Hawley is responsible for directing the activities of the firm's Managed Futures, Insurance, and Unit Investment Trust Business. From 1978 to 1989, Mr. Hawley was a member of the senior management team at Heinold Asset Management, Inc., a CPO, and was responsible for a variety of projects in public futures funds. From 1972 to 1978, Mr. Hawley was a Vice President in charge of institutional block trading for the Mid-West at Kuhn Loeb & Company.


     Robert E. Murray, age 38, is President and a Director of the General Partner. Mr. Murray is also President and a Director of DWFCM. Mr. Murray is currently a Senior Vice President of DWR's Managed Futures Department. Mr. Murray began his career at DWR in 1984 and is currently the Director of the Managed Futures Department. In this capacity, Mr. Murray is responsible for overseeing all aspects of the firm's Managed Futures Department. Mr. Murray currently serves as a Director of the Managed Funds Association, an industry association for investment professionals in futures, hedge funds and other alternative investments. Mr. Murray graduated from Geneseo State University in May 1983 with a B.A. degree in Finance.



     Mitchell M. Merin, age 45, is a Director of the General Partner. Mr. Merin is also a Director of DWFCM. Mr. Merin was appointed the chief operating officer of asset management for MSDW in December 1998 and the President and chief executive officer of Morgan Stanley Dean Witter Advisors in February 1998. He has been an Executive Vice President of DWR since 1990, during which time he has been director of DWR's Taxable Fixed Income and Futures divisions, managing director in Corporate Finance and corporate treasurer. Mr. Merin received his Bachelor's degree from Trinity College in Connecticut and his M.B.A. degree in finance and accounting from the Kellogg Graduate School of Management of Northwestern University in 1977.



     Joseph G. Siniscalchi, age 53, is a Director of the General Partner. Mr. Siniscalchi joined DWR in July 1984 as a First Vice President, Director of General Accounting and served as Senior Vice President and Controller for DWR's Securities Division through 1997. He is currently Executive Vice President and Director of the Operations Division of DWR. From February 1980 to July 1984, Mr. Siniscalchi was Director of Internal Audit at Lehman Brothers Kuhn Loeb, Inc.



     Edward C. Oelsner III, age 56, is a Director of the General Partner. Mr. Oelsner is currently an Executive Vice President and head of the Product Development Group at Morgan Stanley Dean Witter Advisors, an affiliate of DWR. Mr. Oelsner joined DWR in 1981 as a Managing Director in DWR's Investment Banking Department specializing in coverage of regulated industries and, subsequently, served as head of the DWR Retail Products Group. Prior to joining DWR, Mr. Oelsner held positions at The First Boston Corporation as a member of the Research and Investment Banking Departments from 1967 to 1981. Mr. Oelsner received his M.B.A. in Finance from the Columbia University Graduate School of Business in 1966 and an A.B. in Politics from Princeton University in 1964.




     Lewis A. Raibley, III, age 36, is Vice President, Chief Financial Officer, and a Director of the General Partner. Mr. Raibley is also a Director of DWFCM. Mr. Raibley is currently Senior Vice President and Controller in the Individual Asset Management Group of MSDW. From July 1997 to May 1998, Mr. Raibley served as Senior Vice President and Director in the Internal Reporting Department of MSDW and prior to that, from 1992 to 1997, he served as Senior Vice President and Director in the Financial Reporting and Policy Division of Dean Witter Discover & Co. He has been with MSDW and its affiliates since June 1986.




     Richard A. Beech, age 47, is a Director of the General Partner. Mr. Beech has been associated with the futures industry for over 23 years. He has been at DWR since August 1984, where he is presently Senior Vice President and head of Branch Futures. Mr. Beech began his career at the Chicago Mercantile Exchange, where he became the Chief Agricultural Economist doing market analysis, marketing and compliance. Prior to joining DWR, Mr. Beech also had worked at two investment banking firms in operations, research, managed futures and sales management.

     Ray Harris, age 42, is a Director of the General Partner. Mr. Harris is currently Senior Vice President, Planning and Administration for Morgan Stanley Dean Witter Asset Management and has worked at DWR or its affiliates since July 1982, serving in both financial and administrative capacities. From August 1994 to January 1999, he worked in two separate DWR affiliates, Discover Financial Services and Novus Financial Corp., culminating as Senior Vice President. Mr. Harris received his B.A. degree from Boston College and his M.B.A. in finance from the University of Chicago.

     Laurence E. Mollner, Richard M. DeMartini, and Lawrence Volpe are no longer Directors of the General Partner. Patti L. Behnke is no longer a Vice President and Chief Financial Officer of the General Partner.

     The General Partner and its officers and directors may, from time to time, trade commodity interest contracts for their own proprietary accounts. The records of trading in such accounts will not be made available to Limited Partners for inspection.


     As of April 30, 1999, the General Partner had contributed a total of $3,771,003 to Cornerstone II, III and IV in order to meet its minimum capital requirements. Such contribution is evidenced by approximately 117.400 units of general partnership interest of Cornerstone II, 142.103 units of general partnership interest of Cornerstone III and 268.889 units of general partnership interest of Cornerstone IV. Each such unit of general partnership interest has a net asset value equal to the Net Asset Value of a Unit of Limited Partnership Interest of the respective Partnership. The General Partner has agreed to make additional contributions to each Partnership so that the General Partner's aggregate capital contribution will at all times be equal to the sum of (i) the lesser of $100,000 or 3% of the first $10,000,000 in aggregate capital contributions to such Partnership by all partners (including the General Partner's contribution) and (ii) 1% of any such aggregate capital contributions in excess of $10,000,000; but not less than $50,000. The General Partner and its principals are not obligated to purchase Units of Limited Partnership Interest and do not presently own any Units of Cornerstone II.


     THE FOLLOWING UPDATES AND REPLACES "THE COMMODITY BROKER" ON PAGES 79-80.

                             THE COMMODITY BROKERS

DESCRIPTION OF THE COMMODITY BROKERS

     DWR, a Delaware corporation, acts as the Partnerships' non-clearing commodity broker, and Carr Futures Inc. ("CFI"; together with DWR, the "Commodity Brokers"), a Delaware corporation, acts as the clearing broker for the Partnerships' commodity interests trades and as the counterparty on the Partnerships' foreign currency forward contracts. DWR also serves as the non-clearing commodity broker for all but one of the other commodity pools for which Demeter serves as general partner and commodity pool operator, and CFI serves as the clearing broker and foreign currency forward counterparty for such commodity pools.

     DWR is a principal operating subsidiary of MSDW, which is a publicly-owned company. DWR is a financial services company which provides to its individual, corporate and institutional clients services as a broker in securities and commodity interests, a dealer in corporate, municipal and government securities, an investment adviser, and an agent in the sale of life insurance and various other products and services. DWR is a member firm of the New York Stock Exchange, the American Stock Exchange, the Chicago Board Options Exchange, other major securities exchanges, and the National Association of Securities Dealers, Inc. ("NASD"). DWR is registered with the CFTC as a futures commission merchant and is a member of the NFA in such capacity. DWR is currently servicing its clients through a network of 438 offices nationwide with over 11,000 financial advisors servicing individual and institutional client accounts.

     CFI is a subsidiary of Credit Agricole Indosuez, which had total equity of approximately $6.28 billion at December 31, 1997 and which is itself a subsidiary of Caisse Nationale de Credit Agricole, one of the ten largest banks in the world. CFI's parent has guaranteed to each Partnership payment of the net liquidating value of the transactions in the Partnership's account with CFI. CFI has been registered under the CEAct as a futures commission merchant and has been a member of the NFA in such capacity since August 1987. CFI's global headquarters is located at 10 South Wacker Drive, Suite 1100, Chicago, Illinois 60606. CFI acts as a commodity broker to individuals, corporate and institutional clients and is a clearing member of the Chicago Board of Trade, the Chicago Mercantile Exchange, the Commodity Exchange Inc., and other major commodities exchanges.

     In 1997, following the merger of the parent of DWR and Morgan Stanley Group Inc., DWR sold its institutional futures business and foreign currency trading operations (including futures exchange and clearinghouse memberships, equipment, records and relevant personnel) to CFI. The sale did not involve or otherwise affect the operations or personnel of DWR's Managed Futures Department or Demeter Management Corporation, the general partner of the Partnerships. Because DWR no longer maintained a futures clearing and foreign currency business, and so as to provide continuity of trading operations, the Partnerships' futures clearing and foreign currency accounts (along with the accounts of Demeter's other commodity pools), were transferred to CFI. While CFI now acts as the counterparty on the Partnerships' foreign currency trades and acts as the clearing broker for the Partnerships' futures contracts and futures options trades, DWR acts as the non-clearing commodity broker for the Partnerships and continues to hold most (70-80%) of the Partnerships' assets.

BROKERAGE ARRANGEMENTS

     In light of DWR's role as the non-clearing commodity broker and CFI's role as the clearing commodity broker, the Partnership's brokerage arrangements discussed in "Conflicts of Interest--Relationship of the General Partner to the Commodity Broker" and "--Customer Agreement with DWR" and "Description of Charges to Each Partnership--1. Commodity Broker" should be read to reflect such change.

RELATED RISK FACTORS

     THE FOLLOWING UPDATES "RISK FACTORS--SPECIAL RISKS ASSOCIATED WITH FORWARD TRADING" ON PAGE 10.

     The risks relating to the principal on the forward trades should now be read as applying solely to CFI, which, as described above, is the counterparty on the Partnerships' foreign currency forward contract trades.

     THE FOLLOWING REPLACES THE FOURTH SENTENCE OF THE FIRST PARAGRAPH UNDER "RISK FACTORS--SPECIAL RISKS ASSOCIATED WITH TRADING ON FOREIGN EXCHANGES" ON PAGE 10.

     The General Partner attempts to monitor and control the credit exposure of trading on foreign exchanges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Instruments" beginning on page 34, as updated by the information beginning on page S-10.

     THE FOLLOWING REPLACES "RISK FACTORS--THE PARTNERSHIPS HAVE CREDIT RISKS TO DWR" ON PAGE 11.

     THE PARTNERSHIPS HAVE CREDIT RISK TO THE COMMODITY BROKERS. The Partnerships have credit risk because DWR and CFI act as the futures commission merchants or the counterparty with respect to most of the Partnerships' assets. Exchange-traded futures and futures styled options contracts are marked to market on a daily basis, with variations in value credited or charged to a Partnership's account on a daily basis. Each of DWR and CFI, as a futures commission merchant for each Partnership's exchange-traded futures contracts, is required, pursuant to CFTC regulations, to segregate from its own assets, and for the sole benefit of its commodity customers, all funds held by it with respect to exchange-traded futures and futures styled options contracts, including an amount equal to the net unrealized gain on all open futures and futures styled options contracts. With respect to a Partnership's off-exchange-traded foreign currency forward contracts with CFI, there are no daily settlements of variations in value.

     THE FOLLOWING SECTION IS TO BE INSERTED BEFORE "THE COMMODITIES MARKET" ON PAGE 80.

                               CERTAIN LITIGATION

     At any given time, DWR is involved in numerous legal actions, some of which seek significant damages.

     On May 16, 1996, an NASD arbitration panel awarded damages and costs against DWR and one of its account executives in the amount of approximately $1.1 million, including punitive damages, to three customers who alleged, among other things, fraud and misrepresentation in connection with their individually managed futures accounts (not commodity pools).


     On September 6, 10, and 20, 1996, and on March 13, 1997, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures and Currency Management Inc., MSDW (all such parties referred to hereafter as the "Dean Witter Parties"), the Partnerships and certain other limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors to those pools. On June 16, 1997, the plaintiffs in the above actions filed a consolidated amended complaint, alleging, among other things, that the defendants committed fraud, deceit, negligent misrepresentation, various violations of the California Corporations Code, intentional and negligent breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in the sale and operation of the various limited partnership commodity pools. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County, against the Dean Witter Parties and certain trading advisors on behalf of all purchasers of interests in various limited partnership commodity pools, including the Partnerships, sold by DWR. A consolidated and amended complaint in the action pending in the Supreme Court of the State of New York was filed on August 13, 1997, alleging that the defendants committed fraud, breach of fiduciary duty, and negligent misrepresentation in the sale and operation of the various limited partnership commodity pools.

     On December 16, 1997, upon motion of the plaintiffs, the action pending in the Superior Court of the State of Delaware was voluntarily dismissed without prejudice. The New York Supreme Court dismissed the New York action in November 1998, but granted plaintiffs leave to file an amended complaint, which they did in early December 1998. The defendants have filed a motion to dismiss the amended complaint with prejudice on February 1, 1999. On April 12, 1999, the defendants also filed a motion in the California action to oppose certification by the court of the class in the California litigation. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they and the Partnerships have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties or the Partnerships.


     During the five years preceding the date of this Prospectus, other than as described above, there have been no material criminal, civil or administrative actions pending, on appeal or concluded against DWR, Demeter or any of their principals, which DWR or Demeter believes would be material to an investor's decision to invest in the Partnerships.

     At any given time, CFI is involved in various legal actions. On July 31, 1992, a CFTC Administrative Law Judge ("ALJ") ordered CFI to pay a former client of the firm approximately $1.7 million in damages, plus interest and costs, based upon certain alleged misrepresentations made by a former account executive. Al Baraka Investment and Development Corp. vs. Indosuez Carr Futures, Inc. (CFTC Docket No. 91-R-126). On May 3, 1993, the CFTC issued an Order of Summary Affirmance, which affirmed the ALJ's decision, and the U.S. Court of Appeals for the Seventh Circuit affirmed the CFTC order in June, 1994.

     During the five years preceding the date of this Prospectus, other than as described above, there have been no material criminal, civil or administrative actions pending, on appeal or concluded against CFI or any of its principals, which CFI believes would be material to an investor's decision to invest in the Partnerships.

                  PLAN OF DISTRIBUTION AND EXCHANGE PROCEDURE

     THE FOLLOWING UPDATES THE INFORMATION UNDER "SUMMARY OF THE
PROSPECTUS--PURCHASE OF UNITS PURSUANT TO AN EXCHANGE--SECURITIES AVAILABLE FOR EXCHANGE" ON PAGE 7 AND "PLAN OF DISTRIBUTION AND EXCHANGE PROCEDURE" ON PAGE 91.


     As of April 30, 1999, 14,575,469 unsold Units of Limited Partnership Interest were available for purchase pursuant to Exchanges.


                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     THE FOLLOWING SUPPLEMENTS THE INFORMATION UNDER "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS" ON PAGES 92-99.

     The Taxpayer Relief Act of 1997, among other things, provides that long-term capital gains for individual Limited Partners are taxed at a maximum marginal rate of 20%. Prospective investors should consult their tax advisors regarding this change and other changes in federal, state and local tax laws.

                                    EXPERTS

     THE FOLLOWING INFORMATION UPDATES AND REPLACES THE INFORMATION UNDER "EXPERTS" ON PAGE 100.

     The statements of financial condition of Dean Witter Cornerstone Fund II, Dean Witter Cornerstone Fund III and Dean Witter Cornerstone Fund IV as of December 31, 1998 and 1997, and the related statements of operations, changes in partners' capital and cash flows for the years ended December 31, 1998, 1997 and 1996, and the statements of financial condition of Demeter Management Corporation as of November 30, 1998 and 1997 included in this Prospectus Supplement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP also acts as independent auditors for MSDW.

                          INDEPENDENT AUDITORS' REPORT

To the Limited Partners and the General Partner of
Dean Witter Cornerstone Fund II
Dean Witter Cornerstone Fund III
Dean Witter Cornerstone Fund IV:

We have audited the accompanying statements of financial condition of Dean Witter Cornerstone Fund II, Dean Witter Cornerstone Fund III and Dean Witter Cornerstone Fund IV (collectively, the "Partnerships"), as of December 31, 1998 and 1997 and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Partnerships' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Dean Witter Cornerstone Fund II, Dean
Witter Cornerstone Fund III and Dean Witter Cornerstone Fund IV, at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

February 15, 1999
New York, New York

                        DEAN WITTER CORNERSTONE FUND II
                       STATEMENTS OF FINANCIAL CONDITION

                                                                         DECEMBER 31,
                                                                -------------------------------
                                                                   1998                 1997
                                                                ----------           ----------
                                                                    $                    $
ASSETS
Equity in futures interests trading accounts:
  Cash                                                          29,949,571           29,293,294
  Net unrealized gain on open contracts                          2,056,152            2,003,679
                                                                ----------           ----------
          Total Trading Equity                                  32,005,723           31,296,973
Interest receivable (DWR)                                           91,948              106,167
Due from DWR                                                        15,425               27,883
                                                                ----------           ----------
          Total Assets                                          32,113,096           31,431,023
                                                                ----------           ----------
                                                                ----------           ----------
LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES
Accrued incentive fees                                             413,951              618,270
Redemptions payable                                                173,375              199,022
Accrued management fees                                            106,613              104,350
Accrued administrative expenses                                     22,428               21,640
                                                                ----------           ----------
          Total Liabilities                                        716,367              943,282
                                                                ----------           ----------
PARTNERS' CAPITAL
Limited Partners (7,372.211 and 7,967.401 Units,
  respectively)                                                 30,904,584           29,677,943
General Partner (117.400 and 217.400 Units, respectively)          492,145              809,798
                                                                ----------           ----------
          Total Partners' Capital                               31,396,729           30,487,741
                                                                ----------           ----------
          Total Liabilities and Partners' Capital               32,113,096           31,431,023
                                                                ----------           ----------
                                                                ----------           ----------
NET ASSET VALUE PER UNIT                                          4,192.04             3,724.92
                                                                ----------           ----------
                                                                ----------           ----------

                            STATEMENTS OF OPERATIONS

                                                              FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                              ----------------------------------------------------
                                                 1998                 1997                 1996
                                              ----------           ----------           ----------
                                                  $                    $                    $
REVENUES
Trading Profit (loss):
  Realized                                     5,592,885            6,363,803            7,321,679
  Net change in unrealized                        52,473              687,245           (2,051,673)
                                              ----------           ----------           ----------
          Total Trading Results                5,645,358            7,051,048            5,270,006
Interest income (DWR)                          1,180,971            1,228,298            1,179,784
                                              ----------           ----------           ----------
          Total Revenues                       6,826,329            8,279,346            6,449,790
                                              ----------           ----------           ----------
EXPENSES
Brokerage commissions (DWR)                    1,401,238            1,383,112            1,719,932
Management fees                                1,224,365            1,159,248            1,167,223
Incentive fees                                   426,277              650,800              329,590
Transaction fees and costs                       133,569              128,692              170,971
Common administrative expenses                    44,337               41,330               14,612
                                              ----------           ----------           ----------
          Total Expenses                       3,229,786            3,363,182            3,402,328
                                              ----------           ----------           ----------
NET INCOME                                     3,596,543            4,916,164            3,047,462
                                              ----------           ----------           ----------
                                              ----------           ----------           ----------
NET INCOME ALLOCATION:
Limited Partners                               3,514,833            4,792,341            2,976,870
General Partner                                   81,710              123,823               70,592
NET INCOME PER UNIT:
Limited Partners                                  467.12               569.56               324.71
General Partner                                   467.12               569.56               324.71

   The accompanying notes are an integral part of these financial statements.

                        DEAN WITTER CORNERSTONE FUND III
                       STATEMENTS OF FINANCIAL CONDITION

                                                                         DECEMBER 31,
                                                                -------------------------------
                                                                   1998                 1997
                                                                ----------           ----------
                                                                    $                    $
ASSETS
Equity in futures interests trading accounts:
  Cash                                                          38,504,975           39,762,715
  Net unrealized gain on open contracts                          2,102,810            1,938,295
  Net option premiums                                              (50,047)            (158,765)
                                                                ----------           ----------
          Total Trading Equity                                  40,557,738           41,542,245
Interest receivable (DWR)                                          120,465              145,100
Due from DWR                                                        81,647               94,981
                                                                ----------           ----------
          Total Assets                                          40,759,850           41,782,326
                                                                ----------           ----------
                                                                ----------           ----------
LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES
Redemptions payable                                                220,184              429,759
Accrued management fees                                            135,067              138,480
Accrued administrative expenses                                    104,780               99,713
                                                                ----------           ----------
          Total Liabilities                                        460,031              667,952
                                                                ----------           ----------
PARTNERS' CAPITAL
Limited Partners (12,193.413 and 13,352.334 Units,
  respectively)                                                 39,835,572           39,970,539
General Partner (142.103 and 382.103 Units, respectively)          464,247            1,143,835
                                                                ----------           ----------
          Total Partners' Capital                               40,299,819           41,114,374
                                                                ----------           ----------
          Total Liabilities and Partners' Capital               40,759,850           41,782,326
                                                                ----------           ----------
                                                                ----------           ----------
NET ASSET VALUE PER UNIT                                          3,266.97             2,993.52
                                                                ----------           ----------
                                                                ----------           ----------

                            STATEMENTS OF OPERATIONS

                                                              FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                              ----------------------------------------------------
                                                 1998                 1997                 1996
                                              ----------           ----------           ----------
                                                  $                    $                    $
REVENUES
Trading Profit (loss):
  Realized                                     5,912,923            7,439,669            8,925,181
  Net change in unrealized                       164,515             (642,508)          (2,997,491)
                                              ----------           ----------           ----------
          Total Trading Results                6,077,438            6,797,161            5,927,690
Interest income (DWR)                          1,640,345            1,786,271            1,657,400
                                              ----------           ----------           ----------
          Total Revenues                       7,717,783            8,583,432            7,585,090
                                              ----------           ----------           ----------
EXPENSES
Brokerage commissions (DWR)                    2,088,096            2,294,914            2,772,496
Management fees                                1,682,394            1,728,062            1,629,715
Transaction fees and costs                       212,795              229,570              379,973
Common administrative expenses                    76,892               69,344               24,702
                                              ----------           ----------           ----------
  Total Expenses                               4,060,177            4,321,890            4,806,886
                                              ----------           ----------           ----------
NET INCOME                                     3,657,606            4,261,542            2,778,204
                                              ----------           ----------           ----------
                                              ----------           ----------           ----------
NET INCOME ALLOCATION:
Limited Partners                               3,564,790            4,155,313            2,699,171
General Partner                                   92,816              106,229               79,033
NET INCOME PER UNIT:
Limited Partners                                  273.45               278.01               206.83
General Partner                                   273.45               278.01               206.83

   The accompanying notes are an integral part of these financial statements.

                        DEAN WITTER CORNERSTONE FUND IV
                       STATEMENTS OF FINANCIAL CONDITION

                                                                         DECEMBER 31,
                                                               ---------------------------------
                                                                  1998                  1997
                                                               -----------           -----------
                                                                    $                     $
ASSETS
Equity in futures interests trading accounts:
  Cash                                                         119,800,551           119,181,131
  Net unrealized gain (loss) on open contracts                  (2,827,252)            1,815,112
                                                               -----------           -----------
          Total Trading Equity                                 116,973,299           120,996,243
Interest receivable (DWR)                                          350,412               382,307
                                                               -----------           -----------
          Total Assets                                         117,323,711           121,378,550
                                                               -----------           -----------
                                                               -----------           -----------
LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES
Accrued incentive fees                                           1,154,685             1,594,371
Redemptions payable                                                459,703               899,127
Accrued management fees                                            389,518               403,011
Accrued administrative expenses                                     78,706                72,297
                                                               -----------           -----------
          Total Liabilities                                      2,082,612             2,968,806
                                                               -----------           -----------
PARTNERS' CAPITAL
Limited Partners (24,059.670 and 26,057.228 Units,
  respectively)                                                113,967,408           115,575,973
General Partner (268.889 and 638.889 Units, respectively)        1,273,691             2,833,771
                                                               -----------           -----------
          Total Partners' Capital                              115,241,099           118,409,744
                                                               -----------           -----------
          Total Liabilities and Partners' Capital              117,323,711           121,378,550
                                                               -----------           -----------
                                                               -----------           -----------
NET ASSET VALUE PER UNIT                                          4,736.86              4,435.47
                                                               -----------           -----------
                                                               -----------           -----------

                            STATEMENTS OF OPERATIONS

                                                              FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                              ----------------------------------------------------
                                                 1998                 1997                 1996
                                              ----------           ----------           ----------
                                                  $                    $                    $
REVENUES
Trading Profit (loss):
  Realized                                    15,855,401           42,691,318           10,304,825
  Net change in unrealized                    (4,642,364)          (3,515,408)           5,260,377
                                              ----------           ----------           ----------
          Total Trading Results               11,213,037           39,175,910           15,565,202
Interest income (DWR)                          4,462,904            4,200,571            3,924,420
                                              ----------           ----------           ----------
          Total Revenues                      15,675,941           43,376,481           19,489,622
                                              ----------           ----------           ----------
EXPENSES
Management fees                                4,817,623            4,287,974            3,904,737
Brokerage commissions (DWR)                    2,170,551            2,656,715            3,781,486
Common administrative expenses                   147,731              134,041               47,685
Transaction fees and costs                       114,925              171,578              222,993
Incentive fees                                   594,331            1,594,371               --
                                              ----------           ----------           ----------
  Total Expenses                               7,845,161            8,844,679            7,956,901
                                              ----------           ----------           ----------
NET INCOME                                     7,830,780           34,531,802           11,532,721
                                              ----------           ----------           ----------
                                              ----------           ----------           ----------
NET INCOME ALLOCATION:
Limited Partners                               7,611,778           33,745,453           11,297,656
General Partner                                  219,002              786,349              235,065
NET INCOME (LOSS) PER UNIT:
Limited Partners                                  301.39             1,230.81               367.93
General Partner                                   301.39             1,230.81               367.93

   The accompanying notes are an integral part of these financial statements.

                         DEAN WITTER CORNERSTONE FUNDS
                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                              UNITS OF
                                             PARTNERSHIP         LIMITED           GENERAL
                                              INTEREST           PARTNERS          PARTNER            TOTAL
                                             -----------         --------          -------            -----
                                                                    $                 $                 $
DEAN WITTER CORNERSTONE FUND II
Partners' Capital, December 31, 1995         10,891.098          30,213,505          615,383         30,828,888
Offering of units                                56.043             155,468               --            155,468
Net income                                           --           2,976,870           70,592          3,047,462
Redemptions                                  (1,741.799)         (4,985,648)              --         (4,985,648)
                                             -----------       ------------       ----------       ------------
Partners' Capital, December 31, 1996          9,205.342          28,360,195          685,975         29,046,170
Offering of units                                94.328             314,932               --            314,932
Net income                                           --           4,792,341          123,823          4,916,164
Redemptions                                  (1,114.869)         (3,789,525)              --         (3,789,525)
                                             -----------       ------------       ----------       ------------
Partners' Capital, December 31, 1997          8,184.801          29,677,943          809,798         30,487,741
Offering of units                                 9.990              38,137               --             38,137
Net income                                           --           3,514,833           81,710          3,596,543
Redemptions                                    (705.180)         (2,326,329)        (399,363)        (2,725,692)
                                             -----------       ------------       ----------       ------------
Partners' Capital, December 31, 1998          7,489.611          30,904,584          492,145         31,396,729
                                             -----------       ------------       ----------       ------------
                                             -----------       ------------       ----------       ------------

DEAN WITTER CORNERSTONE FUND III
Partners' Capital, December 31, 1995         18,714.921          45,991,101          958,573         46,949,674
Offering of units                                 3.594               8,388               --              8,388
Net income                                           --           2,699,171           79,033          2,778,204
Redemptions                                  (3,238.809)         (7,700,908)              --         (7,700,908)
                                             -----------       ------------       ----------       ------------
Partners' Capital, December 31, 1996         15,479.706          40,997,752        1,037,606         42,035,358
Offering of units                                 1.841               5,000               --              5,000
Net income                                           --           4,155,313          106,229          4,261,542
Redemptions                                  (1,747.110)         (5,187,526)              --         (5,187,526)
                                             -----------       ------------       ----------       ------------
Partners' Capital, December 31, 1997         13,734.437          39,970,539        1,143,835         41,114,374
Offering of units                                 5.184              15,998               --             15,998
Net income                                           --           3,564,790           92,816          3,657,606
Redemptions                                  (1,404.105)         (3,715,755)        (772,404)        (4,488,159)
                                             -----------       ------------       ----------       ------------
Partners' Capital, December 31, 1998         12,335.516          39,835,572          464,247         40,299,819
                                             -----------       ------------       ----------       ------------
                                             -----------       ------------       ----------       ------------

DEAN WITTER CORNERSTONE FUND IV
Partners' Capital, December 31, 1995         36,544.514         101,854,654        1,812,357        103,667,011
Offering of units                                37.715             108,665               --            108,665
Net income                                           --          11,297,656          235,065         11,532,721
Redemptions                                  (6,783.053)        (19,812,153)              --        (19,812,153)
                                             -----------       ------------       ----------       ------------
Partners' Capital, December 31, 1996         29,799.176          93,448,822        2,047,422         95,496,244
Offering of units                                57.083             223,794               --            223,794
Net income                                           --          33,745,453          786,349         34,531,802
Redemptions                                  (3,160.142)        (11,842,096)              --        (11,842,096)
                                             -----------       ------------       ----------       ------------
Partners' Capital, December 31, 1997         26,696.117         115,575,973        2,833,771        118,409,744
Offering of units                                60.266             269,706               --            269,706
Net income                                           --           7,611,778          219,002          7,830,780
Redemptions                                  (2,427.824)         (9,490,049)      (1,779,082)       (11,269,131)
                                             -----------       ------------       ----------       ------------
Partners' Capital, December 31, 1998         24,328.559         113,967,408        1,273,691        115,241,099
                                             -----------       ------------       ----------       ------------
                                             -----------       ------------       ----------       ------------

   The accompanying notes are an integral part of these financial statements.

                         DEAN WITTER CORNERSTONE FUNDS
                            STATEMENTS OF CASH FLOWS

                                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                                ---------------------------------------------------
                                                                   1998                1997                1996
                                                                -----------         -----------         -----------
Dean Witter Cornerstone Fund II                                       $                   $                   $
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                        3,596,543           4,916,164           3,047,462
Noncash item included in net income:
  Net change in unrealized                                          (52,473)           (687,245)          2,051,673
(INCREASE) DECREASE IN OPERATING ASSETS:
  Interest receivable (DWR)                                          14,219              (8,352)              9,670
  Due from DWR                                                       12,458              95,444             (97,802)
INCREASE (DECREASE) IN OPERATING LIABILITIES:
  Accrued incentive fees                                           (204,319)            301,520               9,183
  Accrued management fees                                             2,263               4,998              (4,886)
  Accrued administrative expenses                                       788             (30,699)            (28,975)
  Accrued brokerage commissions (DWR)                               --                  (83,967)            (10,486)
  Accrued transaction fees and costs                                --                   (5,558)             (1,399)
                                                                -----------         -----------         -----------
Net cash provided by operating activities                         3,369,479           4,502,305           4,974,440
                                                                -----------         -----------         -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Offering of units                                                  38,137             314,932             155,468
  Increase (decrease) in redemptions payable                        (25,647)           (243,684)            307,817
  Redemptions of units                                           (2,725,692)         (3,789,525)         (4,985,648)
                                                                -----------         -----------         -----------
Net cash used for financing activities                           (2,713,202)         (3,718,277)         (4,522,363)
                                                                -----------         -----------         -----------
Net increase in cash                                                656,277             784,028             452,077
Balance at beginning of period                                   29,293,294          28,509,266          28,057,189
                                                                -----------         -----------         -----------
Balance at end of period                                         29,949,571          29,293,294          28,509,266
                                                                -----------         -----------         -----------
                                                                -----------         -----------         -----------

DEAN WITTER CORNERSTONE FUND III
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                        3,657,606           4,261,542           2,778,204
Noncash item included in net income:
  Net change in unrealized                                         (164,515)            642,508           2,997,491
(INCREASE) DECREASE IN OPERATING ASSETS:
  Net option premiums                                              (108,718)           (132,647)            291,412
  Interest receivable (DWR)                                          24,635              (6,733)             21,313
  Due from DWR                                                       13,334              27,720               1,755
INCREASE (DECREASE) IN OPERATING LIABILITIES:
  Accrued management fees                                            (3,413)             (3,907)            (16,243)
  Accrued administrative expenses                                     5,067             (37,835)            (84,488)
  Accrued brokerage commissions (DWR)                               --                 (129,098)            (37,030)
  Accrued transaction fees and costs                                --                  (12,349)             (8,629)
                                                                -----------         -----------         -----------
Net cash provided by operating activities                         3,423,996           4,609,201           5,943,785
                                                                -----------         -----------         -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Offering of units                                                  15,998               5,000               8,388
  Increase (decrease) in redemptions payable                       (209,575)           (250,971)             41,381
  Redemptions of units                                           (4,488,159)         (5,187,526)         (7,700,908)
                                                                -----------         -----------         -----------
Net cash used for financing activities                           (4,681,736)         (5,433,497)         (7,651,139)
                                                                -----------         -----------         -----------
Net decrease in cash                                             (1,257,740)           (824,296)         (1,707,354)
Balance at beginning of period                                   39,762,715          40,587,011          42,294,365
                                                                -----------         -----------         -----------
Balance at end of period                                         38,504,975          39,762,715          40,587,011
                                                                -----------         -----------         -----------
                                                                -----------         -----------         -----------

   The accompanying notes are an integral part of these financial statements.

                         DEAN WITTER CORNERSTONE FUNDS
                      STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                                ---------------------------------------------------
                                                                   1998                1997                1996
                                                                -----------         -----------         -----------
Dean Witter Cornerstone Fund IV                                      $                   $                   $
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                        7,830,780          34,531,802          11,532,721
Noncash item included in net income:
  Net change in unrealized                                        4,642,364           3,515,408          (5,260,377)
(INCREASE) DECREASE IN OPERATING ASSETS:
  Interest receivable (DWR)                                          31,895             (76,916)             59,356
INCREASE (DECREASE) IN OPERATING LIABILITIES:
  Accrued incentive fees                                           (439,686)          1,594,371             --
  Accrued management fees                                           (13,493)             80,459             (26,487)
  Accrued administrative expenses                                     6,409             (53,710)           (141,781)
  Accrued brokerage commissions (DWR)                               --                  (74,340)             41,760
  Accrued transaction fees and costs                                --                   (3,654)              2,025
                                                                -----------         -----------         -----------
Net cash provided by (used for) operating activities             12,058,269          39,513,420           6,207,217
                                                                -----------         -----------         -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Offering of units                                                 269,706             223,794             108,665
  Increase (decrease) in redemptions payable                       (439,424)           (370,386)            224,709
  Redemptions of units                                          (11,269,131)        (11,842,096)        (19,812,153)
                                                                -----------         -----------         -----------
Net cash used for financing activities                          (11,438,849)        (11,988,688)        (19,478,779)
                                                                -----------         -----------         -----------
Net increase (decrease) in cash                                     619,420          27,524,732         (13,271,562)
Balance at beginning of period                                  119,181,131          91,656,399         104,927,961
                                                                -----------         -----------         -----------
Balance at end of period                                        119,800,551         119,181,131          91,656,399
                                                                -----------         -----------         -----------
                                                                -----------         -----------         -----------

   The accompanying notes are an integral part of these financial statements.

                         DEAN WITTER CORNERSTONE FUNDS
                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION--Dean Witter Cornerstone Fund II ("Cornerstone II"), Dean Witter Cornerstone Fund III ("Cornerstone III"), and Dean Witter Cornerstone Fund IV ("Cornerstone IV"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of commodity futures contracts and forward contracts on foreign currencies (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co. ("MSDW").

     On May 31, 1997, Morgan Stanley Group Inc. was merged with and into Dean Witter, Discover & Co. ("DWD"). At that time, DWD changed its corporate name to Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD"). Effective February 19, 1998, MSDWD changed its corporate name to Morgan Stanley Dean Witter & Co.

     Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

     USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION--Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily Net Assets at a rate equal to the average yield on 13-Week U.S. Treasury bills issued during such month. For purposes of such interest payments in Dean Witter Cornerstone Fund IV, Net Assets do not include monies due the Partnership on futures interests, but not actually received.

     NET INCOME (LOSS) PER UNIT--Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

     EQUITY IN FUTURES INTERESTS TRADING ACCOUNTS--Each Partnership's asset "Equity in futures interests trading accounts" consists of cash on deposit at DWR and Carr to be used as margin for trading, the net asset or liability related to unrealized gains or losses on open contracts and the net option premiums paid and/or received. The asset or liability related to the unrealized gains or losses on forward contracts is presented as a net amount due to master netting agreements.

     BROKERAGE COMMISSIONS AND RELATED TRANSACTION FEES AND COSTS--Brokerage commissions for each Partnership are accrued at 80% of DWR's published non-member rates on a half-turn basis. Related transaction fees and costs are accrued on a half-turn basis.

     From January 1, 1996 through August 31, 1996, brokerage commissions were capped at 3/4 of 1% per month (a 9% maximum annual rate) of the adjusted Net Assets allocated to each trading program employed by the Partnerships' Trading Managers.

     Since September 1, 1996, brokerage commissions and transaction fees have been capped at 13/20 of 1% per month (a 7.8% maximum annual rate) of the adjusted Net Assets, allocated to each trading program employed by the Partnerships' Trading Managers.

                         DEAN WITTER CORNERSTONE FUNDS
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

     OPERATING EXPENSES--Each Partnership has entered into an exchange agreement pursuant to which certain common administrative expenses (i.e., legal, auditing, accounting, filing fees and other related expenses) are shared by each of the Partnerships based upon the number of Units of each Partnership outstanding during the month in which such expenses are incurred. In addition, the Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

     INCOME TAXES--No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

     DISTRIBUTIONS--Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

     REDEMPTIONS--Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the last day of any month upon fifteen days advance notice by redemption form to Demeter.

     EXCHANGES--Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

     DISSOLUTION OF THE PARTNERSHIP--Each Partnership will terminate on September 30, 2025 regardless of its financial condition at such time, upon a decline in Net Assets to less than $250,000, a decline in the Net Asset Value per Unit to less than $250, or under certain other circumstances defined in each Limited Partnership Agreement.

2. RELATED PARTY TRANSACTIONS

     Each Partnership pays brokerage commissions to DWR on trades executed on its behalf as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3. TRADING MANAGERS

     Demeter, on behalf of each Partnership, retains certain commodity trading managers to make all trading decisions for the Partnerships. The trading managers for each Partnership as of December 31, 1998 were as follows:

Dean Witter Cornerstone Fund II
     Northfield Trading L.P.
     John W. Henry & Company, Inc. ("JWH")

Dean Witter Cornerstone Fund III
     Abraham Trading Company
     Welton Investment Corporation (formerly, Welton Investment Systems Corporation, Inc.)
     Sunrise Capital Management, Inc.

Dean Witter Cornerstone Fund IV
     John W. Henry & Company, Inc.
     Sunrise Capital Management, Inc.

                         DEAN WITTER CORNERSTONE FUNDS
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

     Compensation to the trading managers by the Partnerships consists of a management fee and an incentive fee as follows:

     MANAGEMENT FEE--The management fee is accrued at the rate of 1/3 of 1% per month (a 4% annual rate) of the Net Assets under management by each trading managers at each month end.

     INCENTIVE FEE--Each Partnership pays an annual incentive fee equal to 15% of the "New Appreciation" in Net Assets, as defined in the Limited Partnership Agreements, as of the end of each annual incentive period ending December 31, except for Dean Witter Cornerstone Fund IV, which pays incentive fees at the end of each annual incentive period ending May 31. Such incentive fee is accrued in each month in which New Appreciation occurs. In those months in which New Appreciation is negative, previous accruals, if any, during the incentive period will be reduced. In those instances in which a Limited Partner redeems an investment, the incentive fee (if earned through a redemption date) is to be paid on those redemptions to the trading advisor in the month of such redemption.

4. FINANCIAL INSTRUMENTS

     The Partnerships trade futures and forward contracts in interest rates, stock indices, commodities, currencies, petroleum and precious metals. Risk arises from changes in the value of these contracts and the potential inability of counterparties to perform under the terms of the contracts. There are numerous factors which may significantly influence the market value of these contracts, including interest rate volatility.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" effective for fiscal years beginning after June 15, 1999. Each Partnership has elected to adopt the provisions of SFAS
No. 133 for the fiscal year ended December 31, 1998. SFAS No. 133 supersedes SFAS No. 119 and No. 105, which required the disclosure of average aggregate fair values and contract/notional values, respectively, of derivative financial instruments for an entity which carries its assets at fair value. The application of SFAS No. 133 does not have a significant effect on the Partnership's financial statements.

     At December 31, 1997, open contracts were:

                                                               CORNERSTONE II
                                                              -----------------
                                                               CONTRACT OR
                                                              NOTIONAL AMOUNT
                                                                 ----------
                                                                      $
EXCHANGE-TRADED CONTRACTS
Financial Futures:
     Commitments to Purchase................................     30,057,000
     Commitments to Sell....................................     13,539,000
Commodity Futures:
     Commitments to Purchase................................      6,148,000
     Commitments to Sell....................................     15,082,000
Foreign Futures:
     Commitments to Purchase................................     25,543,000
     Commitments to Sell....................................     20,799,000
OFF-EXCHANGE-TRADED FORWARD CURRENCY CONTRACTS
     Commitments to Purchase................................     17,705,000
     Commitments to Sell....................................     46,518,000

                         DEAN WITTER CORNERSTONE FUNDS
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                                                               CORNERSTONE III
                                                              -----------------
                                                               CONTRACT OR
                                                              NOTIONAL AMOUNT
                                                                 ----------
                                                                      $
EXCHANGE-TRADED CONTRACTS
Financial Futures:
     Commitments to Purchase................................     50,242,000
     Commitments to Sell....................................     21,172,000
Commodity Futures:
     Commitments to Purchase................................      8,055,000
     Commitments to Sell....................................     31,622,000
Foreign Futures:
     Commitments to Purchase................................     50,870,000
     Commitments to Sell....................................     42,064,000
OFF-EXCHANGE-TRADED FORWARD CURRENCY CONTRACTS
     Commitments to Purchase................................     27,863,000
     Commitments to Sell....................................     41,794,000

                                                               CORNERSTONE IV
                                                              -----------------
                                                                 CONTRACT OR
                                                               NOTIONAL AMOUNT
                                                              -----------------
                                                                      $
OFF-EXCHANGE-TRADED FORWARD CURRENCY CONTRACTS
     Commitments to Purchase................................    218,670,000
     Commitments to Sell....................................    427,237,000

     A portion of the amounts indicated as off-exchange-traded forward currency contracts is offset by forward commitments to purchase and to sell the same currency on the same date in the future. These commitments are economically offsetting, but are not offset in the forward market until the settlement date.

     The unrealized gains (losses) on open contracts are reported as a component of "Equity in futures interests trading accounts" on the Statements of Financial Condition and totaled at December 31, 1998 and 1997, respectively, $2,056,152 and $2,003,679 for Cornerstone II, $2,102,810 and $1,938,295 for Cornerstone III and $(2,827,252) and $1,815,112 for Cornerstone IV.

     For Cornerstone II, of the $2,056,152 net unrealized gain on open contracts at December 31, 1998, $2,421,869 related to exchange-traded futures contracts and $(365,717) related to off-exchange-traded forward currency contracts. Of the $2,003,679 net unrealized gain on open contracts at December 31, 1997, $1,675,343 related to exchange-traded futures contracts and $328,336 related to off-exchange-traded forward currency contracts.

     For Cornerstone III, of the $2,102,810 net unrealized gain on open contracts at December 31, 1998, $2,250,314 related to exchange-traded futures and futures-styled options contracts and $(147,504) related to off-exchange-traded forward currency contracts. Of the $1,938,295 net unrealized gain on open contracts at December 31, 1997, $2,168,497 related to exchange-traded futures contracts and $(230,202) related to off-exchange-traded forward currency contracts.

     For Cornerstone IV, of the $(2,827,252) net unrealized loss on open contracts at December 31, 1998 all related to off-exchange-traded forward currency contracts. Of the $1,815,112 net unrealized gain on open contracts at December 31, 1997 all related to off-exchange-traded forward currency contracts.

                         DEAN WITTER CORNERSTONE FUNDS
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

     The contract amounts in the above table represent the Partnership's extent of involvement in the particular class of financial instrument, but not the credit risk associated with counterparty nonperformance. The credit risk associated with the instruments in which the Partnership is involved is limited to the amounts reflected in the Partnership's Statements of Financial Condition.

     Exchange-traded contracts and off-exchange-traded forward currency contracts held by the Partnerships at December 31, 1998 and 1997 mature as follows:

                                                          1998                  1997
                                                          ----                  ----
CORNERSTONE II
     Exchange-Traded Contracts.....................   December 1999         December 1998
     Off-Exchange-Traded
          Forward Currency
          Contracts................................    March 1999            March 1998

CORNERSTONE III
     Exchange-Traded Contracts.....................     June 1999             June 1998
     Off-Exchange-Traded
          Forward Currency
          Contracts................................    March 1999            March 1998

CORNERSTONE IV
     Exchange-Traded Contracts.....................        --              September 1998
     Off-Exchange-Traded
          Forward Currency
          Contracts................................    March 1999            April 1998

     The Partnerships also have credit risk because DWR and Carr act as the futures commission merchants or the counterparties, with respect to most of the Partnerships' assets. Exchange-traded futures and futures-styled options contracts are marked to market on a daily basis, with variations in value settled on a daily basis. Each of DWR and Carr, as a futures commission merchant for each Partnership's exchange-traded futures and futures-styled options contracts, are required, pursuant to regulations of the Commodity Futures Trading Commission, to segregate from their own assets, and for the sole benefit of their commodity customers, all funds held by them with respect to exchange-traded futures and futures-styled options contracts, including an amount equal to the net unrealized gain on all open futures and futures-styled options contracts, which funds, in the aggregate, totaled at December 31, 1998 and 1997 respectively, $32,371,440 and $30,968,637 for Cornerstone II, $40,755,289 and $41,931,212 for Cornerstone III, and $119,800,551 and
$119,181,131 for Cornerstone IV. With respect to each Partnership's off-exchange-traded forward currency contracts, there are no daily settlements of variations in value nor is there any requirement that an amount equal to the net unrealized gain on open forward contracts be segregated. With respect to those off-exchange-traded forward currency contracts, the Partnerships are at risk to the ability of Carr, the sole counterparty on all such contracts, to perform. Carr's parent, Credit Agricole Indosuez, has guaranteed to the Partnerships payment of the net liquidating value of the transactions in the Partnerships' account with Carr (including foreign currency contracts).

                         DEAN WITTER CORNERSTONE FUNDS
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

     For the year ended December 31, 1997 the average fair value of financial instruments held for trading purposes was as follows:

CORNERSTONE II
                                                         ASSETS            LIABILITIES
                                                       -----------         -----------
                                                            $                   $
EXCHANGE-TRADED CONTRACTS:
     Financial Futures...............................   32,004,000          25,556,000
     Commodity Futures...............................   14,417,000          12,696,000
     Foreign Futures.................................   26,042,000          10,396,000
OFF-EXCHANGE-TRADED FORWARD CURRENCY CONTRACTS.......   36,907,000          46,749,000

CORNERSTONE III
                                                         ASSETS            LIABILITIES
                                                       -----------         -----------
                                                            $                   $
EXCHANGE-TRADED CONTRACTS:
     Financial Futures...............................   82,881,000          46,462,000
     Options on Financial Futures....................      698,000          64,639,000
     Commodity Futures...............................   26,095,000          21,377,000
     Options on Commodity Futures....................    1,117,000           4,712,000
     Foreign Futures.................................   44,764,000          26,219,000
     Options on Foreign Futures......................    7,229,000             --
OFF-EXCHANGE-TRADED FORWARD CURRENCY CONTRACTS.......   12,599,000          13,558,000

CORNERSTONE IV
                                                         ASSETS            LIABILITIES
                                                       -----------         -----------
                                                            $                   $
EXCHANGE-TRADED CONTRACTS:
     Financial Futures...............................   34,008,000          57,577,000
OFF-EXCHANGE-TRADED FORWARD CURRENCY CONTRACTS.......  299,407,000         414,754,000

5. LEGAL MATTERS


     On September 6, 10, and 20, 1996, and on March 13, 1997, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures & Currency Management Inc., MSDW (all such parties referred to hereafter as the "Dean Witter Parties"), the Partnerships, certain other limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors to those pools. On June 16, 1997, the plaintiffs in the above actions filed a consolidated amended complaint, alleging, among other things, that the defendants committed fraud, deceit, negligent misrepresentation, various violations of the California Corporations Code, intentional and negligent breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in the sale and operation of the various limited partnership commodity pools. Similar purported class actions were also filed on September 18, and 20, 1996, in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County, against the Dean Witter Parties and certain trading advisors on behalf of all purchasers of interests in various limited partnership commodity pools, including the Partnerships, sold by DWR. A consolidated and amended complaint in the action pending in the Supreme Court of the State of New York was filed on August 13, 1997, alleging that the defendants committed fraud, breach of fiduciary duty, and negligent misrepresentation in the sale and operation of the various limited partnership commodity pools.

                         DEAN WITTER CORNERSTONE FUNDS
                   NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

     On December 16, 1997, upon motion of the plaintiffs, the action pending in the Supreme Court of the State of Delaware was voluntarily dismissed without prejudice. The New York Supreme Court dismissed the New York action in November 1998, but granted plaintiffs leave to file an amended complaint, which they did in early December 1998. The defendants have filed a motion to dismiss the amended complaint with prejudice on February 1, 1999. On April 12, 1999, the defendants also filed a motion in the California action to oppose certification by the court of the class in the California litigation. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they and the Partnerships have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties or the Partnerships.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
  Demeter Management Corporation:

We have audited the accompanying statements of financial condition of Demeter Management Corporation (a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co.) (the "Company") as of November 30, 1998 and 1997. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such statements of financial condition present fairly, in all material respects, the financial position of Demeter Management Corporation at November 30, 1998 and 1997 in conformity with generally accepted accounting principles.

January 11, 1999
New York, New York

                         DEMETER MANAGEMENT CORPORATION
     (WHOLLY-OWNED SUBSIDIARY OF MORGAN STANLEY DEAN WITTER & CO. ("MSDW"))

                       STATEMENTS OF FINANCIAL CONDITION


                                                                            NOVEMBER 30,
                                                 FEBRUARY 28,      ------------------------------
ASSETS                                               1999              1998              1997
                                                 ------------      ------------      ------------
                                                  (UNAUDITED)
                                                       $                 $                 $
Investments in affiliated partnerships (Note 2)     17,793,747        16,959,248        22,016,069
Income taxes receivable                                305,150           708,505           429,885
Receivable from affiliated partnership                  20,632            25,716               968
                                                  ------------      ------------      ------------
Total Assets                                        18,119,529        17,693,469        22,446,922
                                                  ------------      ------------      ------------
                                                  ------------      ------------      ------------
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
Payable to MSDW (Note 3)                            11,824,302        11,648,971        17,995,100
Accrued expenses                                        54,341            62,198            34,072
                                                  ------------      ------------      ------------
Total Liabilities                                   11,878,643        11,711,169        18,029,172
                                                  ------------      ------------      ------------

STOCKHOLDER'S EQUITY:
Common stock, no par value:
Authorized 1,000 shares; Issued and outstanding
  100 shares at stated value of $500 per share          50,000            50,000            50,000
Additional paid-in capital                         111,170,000       111,170,000       111,170,000
Retained earnings                                    6,090,886         5,832,300         4,267,750
                                                  ------------      ------------      ------------
                                                   117,310,886       117,052,300       115,487,750
Less: Notes receivable from MSDW (Note 4)         (111,070,000)     (111,070,000)     (111,070,000)
                                                  ------------      ------------      ------------

Total Stockholder's Equity                           6,240,886         5,982,300         4,417,750
                                                  ------------      ------------      ------------

Total Liabilities and Stockholder's Equity          18,119,529        17,693,469        22,446,922
                                                  ------------      ------------      ------------
                                                  ------------      ------------      ------------

    The accompanying notes are an integral part of this financial statement.

                         DEMETER MANAGEMENT CORPORATION
         (WHOLLY-OWNED SUBSIDIARY OF MORGAN STANLEY DEAN WITTER & CO.)

                   NOTES TO STATEMENTS OF FINANCIAL CONDITION
                (THE INFORMATION RELATED TO 1999 IS UNAUDITED.)

1. BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

Demeter Management Corporation ("Demeter") is a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").

On May 31, 1997, Morgan Stanley Group Inc. ("Morgan Stanley") was merged with and into Dean Witter, Discover & Co. ("DWD"). At that time, DWD changed its corporate name to Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD"). Effective February 19, 1998, MSDWD changed its corporate name to Morgan Stanley Dean Witter & Co. Prior to the merger, DWD's fiscal year ended on December 31. Subsequent to the merger, MSDW and Demeter adopted a fiscal year end of November 30.

Demeter manages the following commodity pools as sole general partner: Dean Witter Cornerstone Fund II, Dean Witter Cornerstone Fund III, Dean Witter Cornerstone Fund IV, Columbia Futures Fund, Dean Witter Diversified Futures Fund Limited Partnership, Dean Witter Diversified Futures Fund II L.P., Dean Witter Diversified Futures Fund III L.P., Dean Witter Multi-Market Portfolio L.P. (formerly, Dean Witter Principal Guaranteed Fund L.P.), Dean Witter Principal Plus Fund L.P., Dean Witter Principal Plus Fund Management L.P., Dean Witter Portfolio Strategy Fund L.P. (formerly, Dean Witter Principal Secured Futures Fund L.P.) ("DWPSF"), Dean Witter Global Perspective Portfolio L.P., Dean Witter World Currency Fund L.P., Dean Witter Institutional Account II L.P. ("DWIA II"), DWFCM International Access Fund L.P., Dean Witter Anchor Institutional Balanced Portfolio Account L.P. ("Anchor"), Dean Witter Spectrum Global Balanced L.P. (formerly, Dean Witter Spectrum Balanced L.P.), Dean Witter Spectrum Strategic L.P., Dean Witter Spectrum Technical L.P., Dean Witter Spectrum Select L.P. (formerly, Dean Witter Select Futures Fund L.P.), DWR Chesapeake L.P., DWR Institutional Balanced Portfolio Account III L.P., ("DWIBP III"), DWR/JWH Futures Fund L.P., Morgan Stanley Tangible Asset Fund L.P. ("MSTAF"), DWR/Market Street Futures Fund L.P. ("MKTST"), Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton").

Each of the commodity pools is a limited partnership organized to engage in the speculative trading of commodity futures contracts, forward contracts on foreign currencies and other commodity interests.

Demeter reopened DWPSF for additional investment and on May 12, 1997, DWPSF registered with the SEC 50,000 units which were offered to investors for a limited time in a public offering.

On July 31, 1997, Demeter entered into a limited partnership agreement as general partner in MSTAF. On November 4, 1997, MSTAF registered with the SEC 5,000,000 units and began trading on January 2, 1998. Units were made available to investors in a public offering that ended March 12, 1998 ("Offering Period"). Subsequently, MSTAF, Demeter, the trading advisor and Dean Witter Reynolds agreed to extend the Offering Period until no later than October 16, 1998 ("Extended Offering Period"), and offered to the public unsold units remaining at the end of the Offering Period.

On September 18, 1997, Demeter ceased trading activities in Anchor and subsequently distributed its net assets.

In January of 1998, Demeter entered into a limited partnership agreement as general partner in MKTST, which offers units to investors in a continuing private offering. MKTST began trading on October 1, 1998.

On April 20, 1998, Dean Witter Spectrum Balanced L.P. changed its name to Dean Witter Spectrum Global Balanced L.P.

On April 20, 1998, Dean Witter Select Futures Fund L.P. changed its name to Dean Witter Spectrum Select L.P. ("DWSF"). Effective May 1, 1998 DWSF became part of the Spectrum family of funds and consequently revised its fee structure, instituted an exchange provision with other funds in the Spectrum family and is offered to investors in a continuing public offering.

On April 30, 1998, Demeter ceased trading activities in DWIA II and subsequently distributed its net assets.

On May 11, 1998, Demeter registered with the SEC 5,000,000 additional units of Dean Witter Spectrum Technical L.P. and 1,500,000 units of DWSF, both of which are being offered to investors in a continuing public offering with previously registered units of Dean Witter Spectrum Strategic L.P. and Dean Witter Spectrum Global Balanced L.P.

On July 15, 1998, Demeter entered into a limited partnership agreement as general partner in the Morgan Stanley Dean Witter Charter Series. The three partnerships that comprise the Charter Series are Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn") and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton"). On July 29, 1998, the Charter Series individually registered with the SEC 3,000,000 units of Charter Graham, 3,000,000 units of Charter Millburn and 3,000,000 units of Charter Welton to be offered to investors for a limited time in a public offering.

On September 30, 1998, Demeter ceased trading activities in DWIBP III, and subsequently distributed its net assets.

INCOME TAXES--The results of operations of Demeter are included in the consolidated federal income tax return of MSDW, computed on a separate company basis and due to MSDW.

USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS IN AFFILIATED PARTNERSHIPS

The limited partnership agreement of each commodity pool requires Demeter to maintain a general partnership interest in each partnership, generally in an amount equal to, but not less than 1 percent of the aggregate capital contributed to the partnership by all partners.

The total assets, liabilities and partners' capital of all the funds managed by Demeter at February 28, 1999, and November 30, 1998 and 1997 were as follows:

                                        FEBRUARY 28, 1999
                                           (UNAUDITED)               1998                 1997
                                        -----------------       --------------       --------------
                                               $                      $                    $
Total assets........................      1,371,547,320          1,316,093,947        1,195,307,516
Total liabilities...................         26,195,171             21,644,069           19,346,113
Total partners' capital.............      1,345,352,149          1,294,449,878        1,175,961,403

Demeter's investments in such limited partnerships are carried at market value with changes in such market value reflected currently in operations.

3. PAYABLE TO MSDW

The payable to MSDW is primarily for amounts due for the purchase of partnership investments, income tax payments made by MSDW on behalf of Demeter and the cumulative results of operations.

4. NET WORTH REQUIREMENT

At February 28, 1999, November 30, 1998 and 1997, Demeter held non-interest bearing notes from MSDW that were payable on demand. These notes were received in connection with additional capital contributions aggregating $111,070,000.

The limited partnership agreement of each commodity pool requires Demeter to maintain its net worth at an amount not less than 10% of the capital contributions by all partners in each pool in which Demeter is the general partner (15% if the capital contributions to any partnership are less than $2,500,000, or $250,000, whichever is less).

In calculating this requirement, Demeter's interests in each limited partnership and any amounts receivable from or payable to such partnerships are excluded from net worth. Notes receivable from MSDW are included in net worth for purposes of this calculation.

5. LEGAL MATTERS

On September 6, 10, and 20, 1996, and on March 13, 1997, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR, an affiliate of Demeter. Named defendants include DWR, Demeter, Dean Witter Futures and Currency Management Inc., MSDW (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors to those pools. On June 16, 1997, the plaintiffs in the above actions filed a consolidated amended complaint, alleging, among other things, that the defendants committed fraud, deceit, negligent misrepresentation, various violations of the California Corporations Code, intentional and negligent breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in the sale and operation of the various limited partnership commodity pools. Similar purported class actions were also filed on September 18 and 20, 1996 in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County, against the Dean Witter Parties and certain trading advisors on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. A consolidated and amended complaint in the action pending in the Supreme Court of the State of New York was filed on August 13, 1997, alleging that the defendants committed fraud, breach of fiduciary duty, and negligent misrepresentation in the sale and operation of the various limited partnership commodity pools.

On December 16, 1997, upon motion of the plaintiffs, the action pending in the Superior Court of the State of Delaware was voluntarily dismissed without prejudice. The New York Supreme Court dismissed the New York action in November 1998, but granted plaintiffs leave to file an amended complaint, which they did in early December 1998. The defendants have filed a motion to dismiss the amended complaint with prejudice on February 1, 1999. On April 12, 1999 the defendants also filed a motion in the California action to oppose certification by the court of the class in the California litigation. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.

                                AMENDED ANNEX A TO LIMITED PARTNERSHIP AGREEMENT

THIS REQUEST SHOULD BE DELIVERED TO A LIMITED PARTNER'S LOCAL DWR BRANCH OFFICE AND MUST BE RECEIVED BY THE GENERAL PARTNER AT LEAST 15 DAYS PRIOR TO THE LAST DAY OF THE CALENDAR MONTH IN WHICH AN EXCHANGE IS TO BE EFFECTIVE.

                         DEAN WITTER CORNERSTONE FUNDS
                              REQUEST FOR EXCHANGE

EACH PARTNERSHIP WILL EXCHANGE UNITS OF LIMITED PARTNERSHIP INTEREST ONLY IN WHOLE UNITS OR IN
MULTIPLES OF $1,000, UNLESS A LIMITED PARTNER IS LIQUIDATING HIS ENTIRE INTEREST IN SUCH PARTNERSHIP.

                                              ___________________________, 19___
                                                         (Please date)

DEAN WITTER CORNERSTONE FUNDS
c/o Demeter Management Corporation
  Two World Trade Center, 62nd Floor
  New York, New York 10048
  Attn: Managed Futures Account Department

Dear Sirs:

     I hereby request an Exchange, as of the last day of the next calendar month occurring at least 15 days after receipt of this request, as defined in and subject to all of the terms and conditions of the Limited Partnership Agreement of the partnership(s) specified below. I hereby authorize Demeter Management Corporation to redeem the following quantity of Units of Limited Partnership Interest ("Units") set forth opposite the name of each such partnership at the respective Net Asset Value thereof, as defined therein, less any amounts specified in Section 11(b) of each such Limited Partnership Agreement, and to utilize the net proceeds thereof to purchase Units in the partnership(s) specified below.

                                   SPECIFY QUANTITY OF UNITS               SPECIFY PARTNERSHIP IN
                                         TO BE REDEEMED                        WHICH UNITS TO
                                     (CHECK BOX AND INSERT                      BE PURCHASED
    NAME OF PARTNERSHIP              NUMBER, IF APPLICABLE                 (CHECK APPLICABLE BOX)
    -------------------            -------------------------               ----------------------
Dean Witter                    / / --------- Whole Units or         / / Dean Witter Cornerstone Fund III
  Cornerstone Fund II          / / $ --,000 of Units or             or
                               / / Entire Interest                  / / Dean Witter Cornerstone Fund IV
                               ----------------------------------
Dean Witter                    / / --------- Whole Units or         / / Dean Witter Cornerstone Fund II
  Cornerstone Fund III         / / $ --,000 of Units or             or
                               / / Entire Interest                  / / Dean Witter Cornerstone Fund IV
                               ----------------------------------
Dean Witter                    / / --------- Whole Units or         / / Dean Witter Cornerstone Fund II
  Cornerstone Fund IV          / / $ --,000 of Units or             or
                               / / Entire Interest                  / / Dean Witter Cornerstone Fund III
                               ----------------------------------

     I understand that this Exchange will be effective as of the last day of the next calendar month occurring at least 15 days after this Request for Exchange is received by the above addressee. I understand that I may not Exchange any Units before the last business day of any calendar month which occurs more than 180 days after I first became a limited partner of any of the above partnerships. I (either in my individual capacity or as an authorized representative of any entity, if applicable) hereby represent and warrant that I am the true, lawful, beneficial owner of the Unit or Units to which this Request for Exchange relates, with full power and authority to request an Exchange of such Units. Such Units are not subject to any pledge or otherwise encumbered in any fashion.


     I hereby certify that the representations and warranties and all other information set forth in the Subscription Agreement and Power of Attorney delivered in connection with my initial purchase of Units being redeemed hereby is true and correct as of the date hereof. I have received the Prospectus, dated August 28, 1996, and the Supplement to Prospectus, dated May 14, 1999, relating to the above partnerships delivered to me, or any later supplement to such Prospectus relating to the specific offering of Units which I am purchasing on this Exchange. I represent and warrant that I have either: (a) net worth of at least $75,000 (exclusive of home, furnishings, and automobiles); or (b) net worth of at least $30,000 (exclusive of home, furnishings, and automobiles) and annual gross income of at least $30,000. However, if I am a resident and/or subject to regulation by one of the following states, my net worth and/or income satisfies the requirements of such state (if this Exchange is by spouses as joint owners, their joint net worth and annual income may be used to satisfy applicable state suitability requirements; as used below, "NW" means net worth exclusive of home, furnishings, and automobiles; "AI" means annual gross income; and "TI" means annual taxable income for federal income tax purposes):


ARIZONA              (a) $250,000 NW and investment may not exceed 10% of NW, or
                     (b) $75,000 NW, $75,000 AI and investment may not exceed 10%
                     of NW.
CALIFORNIA           $100,000 NW and $50,000 AI.
MAINE                (a) $100,000 NW, or (b) $35,000 NW and $35,000 AI.
MASSACHUSETTS        (a) $175,000 NW and investment may not exceed 10% of NW, or
PENNSYLVANIA         (b) $100,000 NW, $50,000. TI during the last calendar year and anticipated during the current calendar year and
                     investment may not exceed 10% of NW.
MICHIGAN             (a) Solely as to Michigan residents who purchased Units in any of the Partnerships on or before May 3, 1992: (i)
                     $100,000 NW and investment may not exceed 10% of NW, or (ii)
                     $50,000 NW, $50,000 AI and investment may not exceed 10% of
                     NW; (b) solely as to Michigan residents who purchased Units in any of the Partnerships, or who purchased Units in any of the Partnerships on or after May 4, 1992: (i) $225,000 NW
                     and investment may not exceed 10% of NW, or (ii) $60,000 NW,
                     $60,000 AI and investment may not exceed 10% of NW.
VERMONT              (1) Solely as to Vermont residents who purchased Units in
                     any of the Partnerships prior to May 31, 1993: (a) $75,000
                     NW, or (b) $30,000 NW and $30,000 AI; (2) solely as to
                     Vermont residents who purchased Units in any of the
                     Partnerships on or after May 31, 1993: (a) $150,000 NW, or
                     (b) $45,000 NW and $45,000 AI.
WASHINGTON           (a) $150,000 NW, or (b) $45,000 NW and $45,000 AI.

     I authorize Demeter Management Corporation, pursuant to the aforementioned Power of Attorney, to take all such further actions and file all such further documents, pursuant to said Power of Attorney and in accordance with the terms thereof, as may be necessary to effectuate the transactions described herein.

                    SIGNATURES MUST BE IDENTICAL TO NAME(S)
         IN WHICH UNITS OF LIMITED PARTNERSHIP INTEREST ARE REGISTERED

-------------------------------------------      ---------------------------------------------------------
          Print DWR Account Number                           Type or Print Name of Partner

                                                 ---------------------------------------------------------
                                                                        Street

                                                 ---------------------------------------------------------
                                                 City                      State                  Zip Code

                                                 Individual Partner(s) or assignee(s)

                                                 X
                                                 ---------------------------------------------------------

                                                 X
                                                 ---------------------------------------------------------

                                                 X
                                                 ---------------------------------------------------------
                                                      (Signature(s) of partner(s) or assignee(s))

                                                 Entity Partner (or assignee)

                                                 ---------------------------------------------------------
                                                                   (Name of Entity)

                                                 By: X
                                                 ---------------------------------------------------------
                                                 (Authorized officer, partner, trustee, or custodian.
                                                          If a corporation, include certified
                                                           copy of authorizing resolution.)

If Individual Retirement Account or other self-directed employee benefit plan, please also complete the following:

                                          --------------------------------------
                                                (Name of Plan Participant)

                                          X
                                          --------------------------------------
                                             (Signature of Plan Participant)

                        DEAN WITTER CORNERSTONE FUND II
                        DEAN WITTER CORNERSTONE FUND III
                        DEAN WITTER CORNERSTONE FUND IV
               SUPPLEMENT TO THE PROSPECTUS DATED AUGUST 28, 1996


     The Prospectus dated August 28, 1996 is supplemented by a Supplement dated May 14, 1999. The Supplement is an integral part of, and must be read together with, the Prospectus.





May 14, 1999